Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	2017 Financial Report

2.	4Q17 and 2017 Earnings release

3.	Board of Directors Minutes

4.	Fiscal Council Minutes

5.	Notice to Shareholders

6.	Market announcement

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. Individual and Consolidated Financial Statements for the Year Ended December 31, 2017 and Independent Auditor’s Report on Financial Statements KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016

Table of Contents

Independent Auditor’s Report in the Individual and Consolidated Financial Statements	3 – 6

Balance Sheets	7 – 8

Income Statements	9

Statements of Comprehensive Income	10

Statements of Changes in Shareholders’ Equity	11 – 12

Statements of Cash Flows - Indirect Method	13 – 14

Statements of Value Added	15

Notes to the Financial Statements	16 – 107

 (Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To the Shareholders of the

Ultrapar Participações S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Ultrapar Participações S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2017, the statements of income and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Ultrapar Participações S.A. as at December 31, 2017, and of its individual and consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recoverable amount of goodwill recorded in business combination - individual and consolidated (Refer to notes 2. (t) Impairment of assets and 13 Intangible Assets)

The acquisition of the Imifarma Produtos Farmacêuticos S.A. (Extrafarma) operations in previous years resulted in recognition of goodwill, which the recoverable amount must be tested annually.. The determination of the necessity of recording a provision for impairment is supported by future profitability based on the business plan and budget as prepared by the Company and approved by the Board of Directors, which are made based on methodologies and assumptions, which involve judgment such as: discount and growth rates, sales revenue, costs, gross margin and new investments. Due to the relevance of the amounts, to the complexity, judgment and uncertainty inherent to the process of determining the future profitability of the cash generating units for the purpose of evaluating the recoverable value of such assets, and to the impacts that eventual changes in the assumptions used in the referred calculation might have in the consolidated financial statements as well as in the amount of the investment recorded under the equity method in the parent company's financial statements, we consider this a key audit matter.

Our response

We evaluated the design and effectiveness of the key internal controls related to the identification and measurement of the recoverable value of the cash generating units where the goodwill was allocated.

Within the involvement of our corporate finance specialists, we evaluate the reasonableness of the methodology used by the Company and the assumptions used in calculating discounted cash flows, including growth and discount rates, comparing historical information, and testing the arithmetic accuracy of the formulas used in discounted cash flow models. We evaluated the sensitivity of results prepared by the Company considering reasonable changes in the key assumptions and comparing the budgets approved in the previous year with the actual amounts calculated in order to verify the Company's ability to project future net income. In addition, we compared the recoverable amount calculated based on the discounted cash flows, per cash generating unit, to the carrying amount of the respective cash generating units and we evaluated the adequacy of the disclosures made in the consolidated financial statements.

As a result of the evidence obtained through the procedures as described above, we consider that the is acceptable the goodwill amount on the business combination in the context of the individual and consolidated statements for the year ended December 31, 2017 taken as a whole.

Contingent liabilities – Individual and consolidated (Note 20 provisions and contingent liability)

The Company is the counterpart in judicial and administrative tax, civil and labor lawsuits arising from the normal

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

course of its activities. Several laws and regulations in Brazil have a high degree of complexity and therefore, the measurement and recognition of provisions and contingent liabilities related to these lawsuits may require Company´s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement and definition of the moment of recognition and disclosure of these contingent liabilities that may impact the value of these liabilities in the individual and consolidated financial statements and the value of the investment recorded under the equity method in the financial statements of the parent company we consider this a key audit matter.

Our response

We evaluated the design and effectiveness of the key internal controls determined by the Company on the analysis of contingent liabilities and we evaluated the adequacy of recognized and disclosed provisions by evaluating the criteria and assumptions used in its measurement methodology, considering also the evaluation of the Company's internal and external legal councilors. We obtained and analyzed confirmations from the Company's external legal councilors regarding risk classification, updated amount of legal claims, and the technical basis applied. We compared our evaluation of the probability of success of the main tax matters and that of the Company. When necessary, the Company was requested to evaluate the likelihood of success arising from an external legal councilor, different from the one responsible for conducting the legal claim. We also evaluate whether the disclosures in the individual and consolidated financial statements provide information on the nature, exposure, amounts registered or disclosed, relating to the main contingencies that the Company is involved in.

Based on the audit evidence obtained through the procedures described above, we consider acceptable the measurement of provisions and related disclosures in the context of the individual and consolidated financial statements for the year ended December 31, 2017 taken as a whole.

Acquisition of interest in Chevron Brasil Lubrificantes S.A. Individual and consolidated (Refer to Note 3c Conclusion of association with Chevron Brasil Lubrificantes S.A.)

The Company, through its subsidiary Ipiranga Produtos de Petróleo S.A., acquired in 2017 interest in the company Chevron Brasil Lubrificantes S.A., that operates in the segment of production and sales of lubricants. Estimates associated with accounting for a business acquisition involve a significant risk as there are relevant judgments in determining the fair value of the consideration transferred, assets acquired and liabilities assumed, goodwill calculation based on future profitability and the information that is disclosed in the financial statements enabling users to evaluate the nature and financial effects of the business combination. Due to the relevance of the amounts, the complexity, judgment of the assumptions and the methodology used in the aforementioned measurements and the impact that eventual changes in the assumptions could have on the financial statements and the value of the investment recorded under the equity method in the parent company financial statements, we consider this a key audit matter.

Our response

We evaluated the design and effectiveness of the key internal controls related to the identification, evaluation and valuation of the business acquisition. We evaluated the contracts that formalized the business combination and reviewed the transaction support documentation. With the assistance of our corporate finance specialists, we evaluated the main assumptions and methodology used by the Company in determining and appropriate recognition of the fair value of the assets acquired and liabilities assumed and in the measurement of goodwill for future profitability, based on our knowledge of the Company and industry in which it operates,, and we compared the independent calculations performed with external and historical data to analyze the reasonableness of fair value. We also considered the adequacy of the disclosures made in the individual and consolidated financial statements.

As a result of the evidence obtained through the procedures as described above, we consider that the recognition and disclose in the business combination are acceptable in the context of the individual and consolidated statements for the year ended December 31, 2017 taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added.. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Corresponding audited values

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The individual and consolidated financial statements of the Ultrapar Participações S.A. (The Company) for the year ended December 31, 2016, were audited by another auditor who issued an unmodified opinion on those individual and consolidated financial statements on February 22, 2017.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–    Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–    Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.

–    Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

–    Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

–    Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 21, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by
Wagner Bottino

Accountant CRC 1SP196907/O-7

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	2017	2016	2017	2016

Current assets
Cash and cash equivalents	4	93,174	127,944	5,002,004	4,274,158
Financial investments and hedging instruments	4	21,657	1,052	1,283,498	1,412,587
Trade receivables, net	5	-	-	4,337,118	3,502,322
Inventories, net	6	-	-	3,491,879	2,761,207
Recoverable taxes, net	7	33,070	37,620	881,584	541,772
Dividends receivable		27,930	354,150	11,137	8,616
Other receivables		2,404	3,884	44,025	20,573
Trade receivables – insurer’s indemnification	33	-	-	-	366,678
Prepaid expenses, net	10	1,597	98	150,046	123,883
Total current assets		179,832	524,748	15,201,291	13,011,796

Non-current assets
Financial investments and hedging instruments	4	-	-	84,426	15,104
Trade receivables, net	5	-	-	329,991	227,085
Related parties	8.a	762,562	772,425	490	490
Deferred income and social contribution taxes	9.a	29,158	22,462	545,611	417,344
Recoverable taxes, net	7	48,685	35,010	313,242	182,617
Escrow deposits	20.a	148	148	822,660	778,770
Indemnity asset – business combination	20.c	-	-	202,352	-
Other receivables		-	-	7,918	2,678
Prepaid expenses, net	10	-	-	346,886	222,518
Total long term assets		840,553	830,045	2,653,576	1,846,606

Investments
In subsidiaries	11.a	9,398,489	8,190,100	-	-
In joint-ventures	11.a; 11.b	54,739	45,409	122,061	116,142
In associates	11.c	-	-	25,341	22,731
Other		-	-	2,792	2,814
Property, plant, and equipment, net	12	-	-	6,607,788	5,787,982
Intangible assets, net	13	246,163	246,163	3,727,473	3,371,599
		9,699,391	8,481,672	10,485,455	9,301,268

Total non-current assets		10,539,944	9,311,717	13,139,031	11,147,874

Total assets		10,719,776	9,836,465	28,340,322	24,159,670

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	2017	2016	2017	2016
Current liabilities
Loans and hedging instruments	14	-	-	1,819,766	1,821,398
Debentures	14.g	817,654	32,479	1,681,199	651,591
Finance leases	14.i	-	-	2,710	2,615
Trade payables	15	461	330	2,155,498	1,709,653
Salaries and related charges	16	244	204	388,118	362,718
Taxes payable	17	343	726	225,829	171,033
Dividends payable	23.h	335,930	316,848	338,845	320,883
Income and social contribution taxes payable		-	-	86,836	139,981
Post-employment benefits	18.b	-	-	30,059	24,940
Provision for asset retirement obligation	19	-	-	4,799	4,563
Provision for tax, civil, and labor risks	20.a	-	-	64,550	52,694
Trade payables – customers’ indemnification	33	-	-	72,216	99,863
Other payables		7,439	2,359	125,150	102,714
Deferred revenue	21	-	-	18,413	22,300
Total current liabilities		1,162,071	352,946	7,013,988	5,486,946
Non-current liabilities
Loans and hedging instruments	14	-	-	6,113,545	6,800,135
Debentures	14.g	-	799,904	3,927,569	2,095,290
Finance leases	14.i	-	-	45,805	46,101
Related parties	8.a	4,003	679	4,185	4,272
Deferred income and social contribution taxes	9.a	-	-	38,524	7,645
Post-employment benefits	18.b	-	-	207,464	119,811
Provision for asset retirement obligation	19	-	-	59,975	73,001
Provision for tax, civil, and labor risks	20.a; 20.c	982	1,884	861,246	727,088
Deferred revenue	21	-	-	12,896	12,510
Subscription warrants – indemnification	22	171,459	153,429	171,459	153,429
Other payables		-	-	162,834	74,884
Total non-current liabilities		176,444	955,896	11,605,502	10,114,166
Shareholders’ equity
Share capital	23.a; 23.f	5,171,752	3,838,686	5,171,752	3,838,686
Equity instrument granted	23.b	536	-	536	-
Capital reserve	23.d	549,778	552,038	549,778	552,038
Treasury shares	23.c	(482,260)	(483,879)	(482,260)	(483,879)
Revaluation reserve on subsidiaries	23.e	4,930	5,339	4,930	5,339
Profit reserves	23.f	3,760,079	4,466,392	3,760,079	4,466,392
Valuation adjustments	2.c; 2.o; 23.g	159,643	(23,987)	159,643	(23,987)
Cumulative translation adjustments	2.c; 2.r; 23.g	53,061	7,519	53,061	7,519
Additional dividends to the minimum mandatory dividends	23.h	163,742	165,515	163,742	165,515
Shareholders’ equity attributable to:
Shareholders of the Company		9,381,261	8,527,623	9,381,261	8,527,623
Non-controlling interests in subsidiaries		-	-	339,571	30,935
Total shareholders’ equity		9,381,261	8,527,623	9,720,832	8,558,558
Total liabilities and shareholders’ equity		10,719,776	9,836,465	28,340,322	24,159,670

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2017	2016	2017	2016
Net revenue from sales and services	24	-	-	80,007,422	77,352,955
Cost of products and services sold	25	-	-	(72,735,781)	(70,342,723)

Gross profit		-	-	7,271,641	7,010,232

Operating income (expenses)
Selling and marketing	25	-	-	(2,885,311)	(2,651,501)
General and administrative	25	-	-	(1,576,528)	(1,445,859)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	-	-	(2,242)	(6,134)
Other operating income, net	27	1	36	59,360	198,972

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		1	36	2,866,920	3,105,710
Financial income	28	95,218	140,895	585,101	513,243
Financial expenses	28	(107,701)	(167,152)	(1,059,397)	(1,355,819)
Financial result, net		(12,483)	(26,257)	(474,296)	(842,576)
Share of profit of subsidiaries, joint ventures and associates	11	1,584,189	1,579,403	20,673	7,476

Income before income and social contribution taxes		1,571,707	1,553,182	2,413,297	2,270,610

Income and social contribution taxes
Current	9.b; 9c	(4,098)	(5,379)	(922,458)	(800,497)
Deferred	9.b	6,697	13,782	83,029	100,505
		2,599	8,403	(839,429)	(699,992)

Net income for the year		1,574,306	1,561,585	1,573,868	1,570,618

Net income for the year attributable to:
Shareholders of the Company		1,574,306	1,561,585	1,574,306	1,561,585
Non-controlling interests in subsidiaries		-	-	(438)	9,033

Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.9056	2.8844	2.9056	2.8844
Diluted	29	2.8847	2.8626	2.8847	2.8626

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2017	2016	2017	2016

Net income for the year attributable to shareholders of the Company		1,574,306	1,561,585	1,574,306	1,561,585
Net income for the year attributable to non-controlling interests in subsidiaries		-	-	(438)	9,033

Net income for the year		1,574,306	1,561,585	1,573,868	1,570,618

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	2.c; 23.g	(4,016)	(33,653)	(4,016)	(33,653)
Fair value adjustments of financial instruments of joint ventures, net	2.c; 23.g	3,535	(1,014)	3,535	(1,014)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	2.c; 2.r; 23.g	45,542	(59,406)	45,542	(59,406)

Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits of subsidiaries, net	2.o; 23.g	(18,621)	(8,647)	(23,856)	(8,647)
Actuarial gains (losses) of post-employment benefits of joint ventures, net	2.o; 23.g	544	374	544	374

Total comprehensive income for the year		1,601,290	1,459,239	1,595,617	1,468,272
Total comprehensive income for the year attributable to shareholders of the Company		1,601,290	1,459,239	1,601,290	1,459,239
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		-	-	(5,673)	9,033

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2017 and 2016
(In thousands of Brazilian Reais)

							Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2016		3,838,686	-	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	-	165,515	8,527,623	30,935	8,558,558
Net income for the year		-	-	-	-	-	-	-	-	-	-	1,574,306	-	1,574,306	(438)	1,573,868
Other comprehensive income:
Fair value adjustments of available for sale, net	2.c; 23.g	-	-	-	-	-	-	-	-	(481)	-	-	-	(481)	-	(481)
Actuarial losses of post-employment benefits, net	2.o; 23.g	-	-	-	-	-	-	-	-	(18,077)	-	-	-	(18,077)	(5,235)	(23,312)
Currency translation of foreign subsidiaries, net	2.c;2.r; 23.g	-	-	-	-	-	-	-	-	-	45,542	-	-	45,542	-	45,542
Total comprehensive income for the year		-	-	-	-	-	-	-	-	(18,558)	45,542	1,574,306	-	1,601,290	(5,673)	1,595,617

Capital increase with reserves	23.f	1,333,066	-	-	-	-	-	-	(1,333,066)	-	-	-	-	-	-	-
Equity instrument granted	23.b	-	536	-	-	-	-	-	-	-	-	-	-	536	-	536
Sale of treasury shares	8.c; 23.c	-	-	3,114	3,685	-	-	-	-	-	-	-	-	6,799	-	6,799
Purchase of treasury shares	8.c; 23.c	-	-	(5,374)	(2,066)	-	-	-	-	-	-	-	-	(7,440)	-	(7,440)
Realization of revaluation reserve of subsidiaries	23.e	-	-	-	-	(409)	-	-	-	-	-	409	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	-	-	-	-	-	-	-	-	-	-	(96)	-	(96)	-	(96)
Expired dividends		-	-	-	-	-	-	-	-	-	-	3,029	-	3,029	-	3,029
Transfer to investments reserve		-	-	-	-	-	-	3,342	-	-	-	(3,342)	-	-	-	-
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	-	(8,730)	(8,730)
Approval of additional dividends by the Shareholders’ Meeting	23.h	-	-	-	-	-	-	-	-	-	-	-	(165,515)	(165,515)	-	(165,515)
Non-controlling interests added due to business combination	3.c	-	-	-	-	-	-	-	-	-	-	-	-	-	182,603	182,603
Non-controlling interests changes – CBLSA	3.c; 23.g	-	-	-	-	-	-	-	-	202,188	-	-	-	202,188	140,436	342,624
Allocation of net income:
Legal reserve	23.f;23.h	-	-	-	-	-	78,716	-	-	-	-	(78,716)	-	-	-	-
Interim dividends (R$ 0.85 per share of the Company)	23.h	-	-	-	-	-	-	-	-	-	-	(461,868)	-	(461,868)	-	(461,868)
Proposed dividends (R$ 0.90 per share of the Company)	23.h	-	-	-	-	-	-	-	-	-	-	(489,027)	163,742	(325,285)	-	(325,285)
Retention of profits	23.f;23.h	-	-	-	-	-	-	544,695	-	-	-	(544,695)	-	-	-	-
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,130,935	-	159,643	53,061	-	163,742	9,381,261	339,571	9,720,832

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2017 and 2016
(In thousands of Brazilian Reais)

						Profit reserve							Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	-	157,162	7,945,041	29,088	7,974,129
Net income for the year		-	-	-	-	-	-	-	-	-	1,561,585	-	1,561,585	9,033	1,570,618
Other comprehensive income:
Fair value adjustments of available for sale, net	2.c; 23.g	-	-	-	-	-	-	-	(34,667)	-	-	-	(34,667)	-	(34,667)
Actuarial losses of post-employment benefits, net	2.o; 23.g	-	-	-	-	-	-	-	(8,273)	-	-	-	(8,273)	-	(8,273)
Currency translation of foreign subsidiaries, net	2.c;2.r; 23.g	-	-	-	-	-	-	-	-	(59,406)	-	-	(59,406)	-	(59,406)
Total comprehensive income for the year		-	-	-	-	-	-	-	(42,940)	(59,406)	1,561,585	-	1,459,239	9,033	1,468,272

Sale of treasury shares	8.c; 23.c	-	5,431	7,002	-	-	-	-	-	-	-	-	12,433	-	12,433
Realization of revaluation reserve of subsidiaries	23.e	-	-	-	(251)	-	-	-	-	-	251	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.e	-	-	-	-	-	-	-	-	-	(42)	-	(42)	-	(42)
Expired dividends		-	-	-	-	-	-	-	-	-	9,868	-	9,868	-	9,868
Transfer to investments reserve		-	-	-	-	-	10,077	-	-	-	(10,077)	-	-	-	-
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(7,186)	(7,186)
Approval of additional dividends by the Shareholders’ Meeting	23.h	-	-	-	-	-	-	-	-	-	-	(157,162)	(157,162)	-	(157,162)
Allocation of net income:
Legal reserve	23.f;23.h	-	-	-	-	78,078	-	-	-	-	(78,078)	-	-	-	-
Interim dividends (R$ 0.80 per share of the Company)	23.h	-	-	-	-	-	-	-	-	-	(434,619)	-	(434,619)	-	(434,619)
Proposed dividends (R$ 0.87 per share of the Company)	23.h	-	-	-	-	-	-	-	-	-	(472,650)	165,515	(307,135)	-	(307,135)
Retention of profits	23.f;23.h	-	-	-	-	-	576,238	-	-	-	(576,238)	-	-	-	-
Balance as of December 31, 2016		3,838,686	552,038	(483,879)	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	-	165,515	8,527,623	30,935	8,558,558

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the years ended December 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2017	2016	2017	2016
Cash flows from operating activities
Net income for the year		1,574,306	1,561,585	1,573,868	1,570,618
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,584,189)	(1,579,403)	(20,673)	(7,476)
Depreciation and amortization	12; 13	-	-	1,175,951	1,103,538
PIS and COFINS credits on depreciation	12; 13	-	-	13,134	12,581
Asset retirement obligation	19	-	-	(15,432)	(2,785)
Interest, monetary, and foreign exchange rate variations		103,106	159,134	854,671	763,793
Deferred income and social contribution taxes	9.b	(6,697)	(13,782)	(83,029)	(100,505)
(Gain) loss on disposal of property, plant and equipment and intangibles	26	-	-	2,242	6,134
Other provisions and adjustments		-	-	(868)	(6,515)
		86,526	127,534	3,499,864	3,339,383

(Increase) decrease in current assets
Trade receivables	5	-	-	(665,145)	(326,695)
Inventories	6	-	-	(605,757)	(262,993)
Recoverable taxes	7	4,550	10,399	(334,217)	87,006
Dividends received from subsidiaries and joint-ventures		922,301	941,052	29,411	7,925
Other receivables		1,480	2,167	358,682	(309,725)
Prepaid expenses	10	(1,499)	(9)	(23,016)	(39,980)

Increase (decrease) in current liabilities
Trade payables	15	131	(2,306)	412,393	249,121
Salaries and related charges	16	40	9	7,149	(41,595)
Taxes payable	17	(383)	(151)	34,707	2,229
Income and social contribution taxes		-	-	783,663	567,286
Post-employment benefits	18.b	-	-	5,119	11,193
Provision for tax, civil, and labor risks	20.a	-	-	11,857	7,372
Other payables		(2,360)	1,000	(33,955)	56,811
Deferred revenue	21	-	-	(3,887)	(2,120)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	(102,905)	(74,846)
Recoverable taxes	7	(13,675)	(30,973)	(130,200)	(47,168)
Escrow deposits		-	-	(39,795)	(37,935)
Other receivables		-	-	(4,356)	13,829
Prepaid expenses	10	-	-	(116,735)	(65,847)

Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	-	-	13,209	(40)
Provision for tax, civil, and labor risks	20.a	(902)	(2,337)	(68,193)	42,428
Other payables		-	-	87,950	(19,255)
Deferred revenue	21	-	-	385	1,474

Income and social contribution taxes paid		-	(301)	(836,808)	(644,188)

Net cash provided by operating activities		996,209	1,046,084	2,279,420	2,513,670

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows - Indirect Method For the years ended December 31, 2017 and 2016 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2017	2016	2017	2016
Cash flows from investing activities
Financial investments, net of redemptions		(20,605)	5,656	60,859	(163,625)
Cash and cash equivalents of subsidiary acquired	3.c	-	-	59,863	-
Acquisition of property, plant, and equipment	12	-	-	(1,262,558)	(1,015,199)
Acquisition of intangible assets	13	-	-	(801,971)	(651,171)
Capital increase in subsidiaries	11.a	-	(10,613)	-	-
Capital increase in joint ventures	11.b	-	-	(16,000)	(47,281)
Proceeds from disposal of property, plant and equipment and intangibles	26	-	-	47,670	28,500

Net cash used in investing activities		(20,605)	(4,957)	(1,912,137)	(1,848,776)

Cash flows from financing activities
Loans and debentures
Proceeds	14	-	-	4,510,694	3,676,874
Repayments	14	-	-	(2,462,200)	(812,520)
Interest paid	14	(99,803)	(118,669)	(769,740)	(1,057,580)
Payments of financial lease	14.i	-	-	(5,191)	(5,016)
Dividends paid		(930,557)	(865,661)	(940,250)	(873,270)
Sale of treasury shares	23.c	6,799	12,433	-	-
Related parties	8.a	13,187	10,653	7,036	(100)

Net cash provided by (used in) financing activities		(1,010,374)	(961,244)	340,349	928,388

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	20,214	(22,017)

Increase (decrease) in cash and cash equivalents		(34,770)	79,883	727,846	1,571,265

Cash and cash equivalents at the beginning of the year	4	127,944	48,061	4,274,158	2,702,893

Cash and cash equivalents at the end of the year	4	93,174	127,944	5,002,004	4,274,158

 The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2017 and 2016

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2017	%	2016	%	2017	%	2016	%
Revenue
Gross revenue from sales and services, except rents and royalties	24	-		-		82,734,030		79,861,246
Rebates, discounts, and returns	24	-		-		(927,557)		(703,305)
Allowance for doubtful accounts - Allowance		-		-		(65,594)		(35,802)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	26; 27	-		-		57,118		192,838
		-		-		81,797,997		79,314,977

Materials purchased from third parties
Raw materials used		-		-		(5,334,846)		(4,531,024)
Cost of goods, products, and services sold		-		-		(66,737,433)		(65,660,157)
Third-party materials, energy, services, and others		8,142		6,427		(2,293,911)		(2,254,447)
Reversal of impairment losses		-		-		(27,090)		(8,572)
		8,142		6,427		(74,393,280)		(72,454,200)

Gross value added		8,142		6,427		7,404,717		6,860,777

Deductions
Depreciation and amortization	12;13	-		-		(1,175,951)		(1,103,538)
PIS and COFINS credits on depreciation	12;13	-		-		(13,134)		(12,581)
		-		-		(1,189,085)		(1,116,119)

Net value added by the Company		8,142		6,427		6,215,632		5,744,658

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	1,584,189		1,579,403		20,673		7,476
Dividends at cost		-		36		-		-
Rents and royalties	24	-		-		137,026		124,302
Financial income	28	95,218		140,895		585,101		513,243
		1,679,407		1,720,334		742,800		645,021

Total value added available for distribution		1,687,549		1,726,761		6,958,432		6,389,679

Distribution of value added
Labor and benefits		6,921	-	5,378	-	1,924,541	28	1,771,287	28
Taxes, fees, and contributions		136	-	(1,523)	-	2,201,546	31	1,574,291	25
Financial expenses and rents		106,186	7	161,321	9	1,258,477	18	1,473,483	23
Dividends paid		950,895	56	907,269	53	959,625	14	914,455	14
Retained earnings		623,411	37	654,316	38	614,243	9	656,163	10
Value added distributed		1,687,549	100	1,726,761	100	6,958,432	100	6,389,679	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.      Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.      Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with accounting practices adopted in Brazil.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the financial statements, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in the individual and consolidated financial statements.

a. Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b. Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Financial Assets

In accordance with International Accounting Standards (“IAS”) 32, IAS 39, and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

·           Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

·           Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

·           Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

·         Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

·           Hedge accounting - fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

·           Hedge accounting - cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

·            Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Note 31.

d. Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31 - Customer Credit Risk).

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company (see Notes 3.b and 11).

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction (see Note 12), as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19), less accumulated depreciation and, when applicable, less provision for losses.

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h. Leases

•   Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•   Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i. Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes (see Note 13.i).

•

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized according to the conditions established in the agreements (see Note 13.v).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

j. Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k. Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j).

l. Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, income tax and social contribution, in the same taxable entity and the same taxation authority.

m. Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index  (“IPCA”) until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n. Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o. Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

p. Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q. Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r. Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting year. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2017 was a gain of R$ 53,061 (gain of R$ 7,519 in 2016) - see Note 23.g - Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar	Venezuela

(i) The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

(ii) According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On May 19, 2017, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 38, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO - Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX - Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM - Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar was traded at the variable exchange rate of 3,345.00 VEF/US$ for sale and 3,336.64 VEF/US$ for purchase in the last auction of 2017. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Due to the political and economic situation in Venezuela, the Company’s management uses the DICOM exchange rate in the translation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2017 amounted to R$ 7,368 (R$ 3,425 gain in 2016).

s. Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t. Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the present year (see Note 13.i). As of December 31, 2016, the Company recognized an impairment loss in the amount of R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets, from subsidiary Oxiteno Andina.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

u. Adjustment to Present Value

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities. No recognition of present value adjustments that would have relevant effects were identified.

v. Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w. Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x. Statements of Cash Flows Indirect Method

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03) - Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities. The Company and its subsidiaries present financial investments on a net basis of income in the investment activities.

y. Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB which are effective as of December 31, 2017:

	Equivalent CPC	Effective date
• IAS 7 – Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities (see Note 14.a).	03 (R2)	2017
• IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	32	2017

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2017:

	Equivalent CPC	Effective date
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018
• IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018
• IFRS 16 - Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	06 (R2)	2019

The Company and its subsidiaries did not adopt in advance these IFRS/CPC in their financial statements for the year ended December 31, 2017.

The Company and its subsidiaries disclosed the relevant information, known or reasonably estimated to the possible impacts on the adoption of IFRS 9 (CPC 48) and 15 (CPC 47) that were available in the preparation of these financial statements, and are subject to change until the first complete financial statements with the initial adoption are disclosed in 2018.

(1) IFRS 9 adoption (CPC 48) - Financial instruments:

a)       Classification and measurement of financial instruments:

The Company and its subsidiaries evaluated the classification and measurement of financial instruments and, based on its business model, preliminarily concluded that the target is achieved, receiving contractual cash flows and selling financial assets (hold for collect and sell). Accordingly, most part of the financial investments will be classified as measured at fair value through other comprehensive income, except for funds that will be classified as measured at fair value through profit or loss and financial investments given as collateral for loans that will be classified as amortized cost.

The Company and its subsidiaries do not expect material impacts resulting from these changes.

b)       Expected credit losses

The Company and its subsidiaries assessed the expected credit losses on trade receivables, taking into account, at the initial recognition of the contract, the expected losses for the next 12 months and for the useful life of the contract when the deterioration or improvement of customers' credit quality.

The Company and its subsidiaries evaluated the impact of this change and the previously amount indicates an additional allowance for doubtful accounts in the amount of R$ 156,905, which effect of R$ 104,153 recognized in the opening balance in the retained earnings. The deferred IRPJ and CSLL effect will be recognized on the amounts above.

c)       Derivative financial instruments

The Company and its subsidiaries have not identified impacts arising from this change and are evaluating the adoption of IFRS 9 or the permanence of the application of IAS 39.

The Company and its subsidiaries are evaluating the practical implementation from the initial adoption of IFRS 9 to conclude whether the retrospective or prospective adoption will be made.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(2) IFRS 15 adoption (CPC 47) - Revenue recognition from contracts with customers:

The Company and its subsidiaries evaluated all the stages for the recognition of their revenues from contracts with customers and based on their diagnosis did not identify material measurement impacts resulting from the adoption of this standard.

In relation to the presentation in the income statement, the Company and its subsidiaries evaluated that certain expenses, allocated as selling and marketing, will be better presented as a reduction of revenue, substantially in relation to the amortization of exclusive contracts to operate Ipiranga service station. In 2017 the amortization recognized as selling and marketing expenses was R$ 463,049.

The Company and its subsidiaries are evaluating the practical implementation of the initial adoption of IFRS 15 to conclude whether the retrospective or prospective adoption will be made.

The table below summarizes the possible impacts of the IFRS 9 (CPC 48) and 15 (CPC 47) adoption:

As of December 31, 2017

Balance sheet	As disclosed	IFRS 9 (1) adoption	IFRS 15 (2) adoption	After adoption IFRS 9 and 15

Current assets	15,201,291	(173,314)	-	15,027,977
Non-current assets	13,139,031	-	-	13,139,031
Total assets	28,340,322	(173,314)	-	28,167,008

Current liabilities	7,013,988	-	-	7,013,988
Non-current liabilities	11,605,502	(58,927)	-	11,546,575
Shareholder’s equity	9,720,832	(114,387)	-	9,606,445
Total liabilities and shareholders' equity	28,340,322	(173,314)	-	28,167,008

Income statements

Net revenue from sales and services	80,007,422	-	(463,049)	79,544,373
Cost of products and services sold	(72,735,781)	-	-	(72,735,781)
Selling and marketing expenses	(2,885,311)	(51,751)	463,049	(2,474,013)
General and Administrative Expenses	(1,576,528)	-	-	(1,576,528)
Financial result, net	(474,296)	-	-	(474,296)
Income tax and social contribution	(839,429)	17,595	-	(821,834)
Net income for the year	1,573,868	(34,156)	-	1,539,712

Earnings per share - basic	2.9056	(0.0630)	-	2.8426
Earnings per share - diluted	2.8847	(0.0626)	-	2.8221

In relation to lease - IFRS 16, the Company and its subsidiaries are evaluating the potential effects of this pronouncement, and it is expected to have an impact on the recognition of the right of use and debt related to lease contracts of the land and building of service stations, drugstores and stores.

z. Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Directors on February 21, 2018.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

3.        Principles of Consolidation, Investments in Subsidiaries and Acquisition Under Approval

a)       Principles of Consolidation

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)       Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			2017		2016
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Chevron Brasil Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	-	56	-	-
Ipiranga Lubrificantes S.A. (see Note 3.c)	Brazil	Ipiranga	-	100	-	100
Integra Frotas Ltda. (1)	Brazil	Ipiranga	-	100	-	-
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda. (2)	Brazil	Ultragaz	-	100	-	-
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Barrington S.L. (3)	Spain	Oxiteno	-	-	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Overseas Corp.(4)	Virgin Islands	Oxiteno	-	-	-	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100

The percentages in the table above are rounded.

(1)       The main objective of Integra Frotas Ltda. is the management of fleets and fuel supplies.

(2)       Ultragaz Comercial Ltda. may concentrate some activities currently executed by its quotaholders.

(3)       In November 2017, in order to simplify the corporate structure, Barrington S.L. was liquidated.

(4)       In April 2017, in order to simplify the corporate structure, the Oxiteno Overseas Corp. was merged into Global Petroleum Products Trading Corporation (“GPPTC”).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)       Conclusion of the association with Chevron Brasil Lubrificantes S.A.

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the association will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). The decision of the SG was published in the Brazilian Federal Official Gazette on February 10, 2017. On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. On August 1, 2017, IPP segregated the lubricants business to the subsidiary Ipiranga Lubrificantes S.A. (“IpiLubs”) and the operating contracts were signed. On December 1, 2017, the association was concluded, through the contribution of IpiLubs to Chevron Brasil Lubrificantes S.A. (“CBLSA”) and consequently IPP obtains direct control of CBLSA.

The Company is measuring the open balance, fair value of assets and liabilities, and, consequently, the goodwill. The purchase price allocation is being determined and its conclusion is estimated for the fourth quarter of 2018. During the process of identification of assets and liabilities, intangible assets, which are not recognized in the acquired entity’s books, will also be taken into account. The Company, supported by a third party company specialized in valuations, estimated the temporary amount for the purchase price allocation and calculated the temporary goodwill in the amount of R$ 123,673. The temporary goodwill is based on the synergy between the lubricant operations of CBLSA and IpiLubs.

The table below summarizes the temporary assets acquired and liabilities assumed as of the acquisition date, subject to the customary final adjustments of purchase price allocation and calculation of goodwill:

Current assets		Current liabilities
Cash and cash equivalents	73,316	Trade payables	33,453
Trade receivables	157,016	Salaries and related charges	18,251
Inventories	112,998	Taxes payable	20,089
Recoverable taxes	5,595	Other payables	28,743
Other receivables	15,497
	364,422		100,536

Non-current assets		Non-current liabilities
Related parties	7,077	Provision for tax, civil, and labor risks	202,352
Indemnity asset	202,352	Deferred income and social contribution taxes	3,300
Escrow deposits	4,095	Post-employment benefits	44,478
Other receivables	5,257
Property, plant, and equipment	172,526
Intangible assets	9,944
	401,251		250,130

Total assets acquired	765,673	Total liabilities assumed	350,666

Temporary goodwill	123,673	Participation of non-controlling interests	182,603

Total assets acquired and temporary goodwill	889,346	Temporary consideration transferred	356,077

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The calculation of the provisional goodwill is shown below:

Temporary consideration transferred	356,077

Total assets acquired	765,673

(-) Total liabilities assumed	(350,666)

(-) Non-controlling interest	(182,603)

Temporary goodwill	123,673

For further details of property, plant, and equipment and intangible assets acquired, see Notes 12 and 13, respectively, and of provision for tax, civil, and labor risks, see Note 20.c.

The following summary presents the Company’s pro forma information for 2017, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2017
Net revenue from sales and services	80,785,084
Operating income	2,834,636
Net income for the year	1,555,077
Earnings per share basic - whole R$ (see Note 29)	2.8709
Earnings per share diluted - whole R$ (see Note 29)	2.8503

d)       Acquisition Under Approval

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the Extraordinary General Shareholders’ Meeting (“EGM”) of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. In the event the acquisition is not approved CADE, the agreement shall be terminated, and a compensatory fine of 10% of base acquisition price shall apply, increased by Liquigás’ net debt on December 31, 2015, defined in the agreement (that is, a fine of R$ 286,160), payable by the subsidiary Cia. Ultragaz in favor of Petróleo Brasileiro S.A. – Petrobras (“Petrobras).

e)       Unrealized Acquisition

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount was R$ 2,168 million, which would be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. On August 3, 2016, the EGM of Ultrapar approved the transaction. The closing of the acquisition was subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On August 2, 2017, the Court of Appeals of CADE voted the transaction and despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction. The contract is automatically resolved without any penalty from either party.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.      Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,369,928 in 2017 (R$ 5,701,849 as of December 31, 2016) and are distributed as follows:

· Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2017	2016	2017	2016

Cash and bank deposits
In local currency	143	84	73,128	47,177
In foreign currency	-	-	74,798	66,141

Financial investments considered cash equivalents
In local currency
Fixed-income securities	93,031	127,860	4,821,605	3,837,807
In foreign currency
Fixed-income securities	-	-	32,473	323,033

Total cash and cash equivalents	93,174	127,944	5,002,004	4,274,158

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

· Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	2017	2016	2017	2016

Financial investments
In local currency
Fixed-income securities and funds	21,657	1,052	1,153,040	1,174,458

In foreign currency
Fixed-income securities and funds	-	-	129,131	34,775

Currency and interest rate hedging instruments (a)	-	-	85,753	218,458

Total financial investments	21,657	1,052	1,367,924	1,427,691

Current	21,657	1,052	1,283,498	1,412,587

Non-current	-	-	84,426	15,104

(a) Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.      Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	2017	2016

Domestic customers	4,057,752	3,315,783
Reseller financing – Ipiranga (i)	675,236	466,277
Foreign customers	229,701	180,679
(-) Allowance for doubtful accounts	(295,580)	(233,332)

Total	4,667,109	3,729,407

Current	4,337,118	3,502,322

Non-current	329,991	227,085

(i) Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

2017	4,962,689	4,102,549	200,939	46,491	48,197	87,812	476,701

2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975

Movements in the allowance for doubtful accounts are as follows:

Balance in 2015	200,816
Additions	48,402
Write-offs	(15,886)
Balance in 2016	233,332
Opening balance CBL S.A. (see Note 3.c)	6,733
Additions	66,427
Write-offs	(10,912)
Balance in 2017	295,580

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.      Inventories (Consolidated)

 The composition of inventories is as follows:

	2017			2016
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Fuels, lubricants and greases	1,622,054	(3,074)	1,618,980	1,317,042	(2,851)	1,314,191
Finished goods	485,407	(18,495)	466,912	425,335	(19,801)	405,534
Work in process	1,637	-	1,637	2,011	-	2,011
Raw materials	492,029	(1,835)	490,194	246,974	(1,147)	245,827
Liquefied petroleum gas (LPG)	102,031	(5,761)	96,270	71,466	(5,761)	65,705
Consumable materials and other items for resale	160,024	(5,380)	154,644	138,610	(7,619)	130,991
Pharmaceutical, hygiene, and beauty products	415,956	(2,447)	413,509	352,187	(9,985)	342,202
Purchase for future delivery (1)	222,808	-	222,808	228,871	-	228,871
Properties for resale	27,032	(107)	26,925	25,982	(107)	25,875

	3,528,978	(37,099)	3,491,879	2,808,478	(47,271)	2,761,207

(1) Refers to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance in 2015	33,992
Additions to net realizable value adjustment	12,393
Additions of obsolescence and other losses	886
Balance in 2016	47,271
Reversals to net realizable value adjustment	(6,713)
Reversals of obsolescence and other losses	(3,459)
Balance in 2017	37,099

The breakdown of provisions for losses related to inventories is shown in the table below:

	2017	2016

Net realizable value adjustment	19,817	26,530
Obsolescence and other losses	17,282	20,741

Total	37,099	47,271

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.      Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	2017	2016	2017	2016
ICMS	-	-	580,630	459,255
Provision for ICMS losses (1)	-	-	(72,076)	(68,683)
PIS and COFINS	-	-	348,333	109,552
IRPJ and CSLL	81,755	72,630	295,172	195,276
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	-	-	27,180	22,121
Others	-	-	15,587	6,868
Total	81,755	72,630	1,194,826	724,389
Current	33,070	37,620	881,584	541,772
Non-current	48,685	35,010	313,242	182,617

 (1) The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future based on its estimative, and its movements are as follows:

Balance in 2015	64,891
Additions, write-offs and reversals, net	3,792
Balance in 2016	68,683
Additions, write-offs and reversals, net	3,393
Balance in 2017	72,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.     Related Parties

a. Related Parties

· Parent Company

	Assets	Liabilities
	Debentures (1)	Other payables (3)	Account payable	Financial income (1)

Ipiranga Produtos de Petróleo S.A.	762,562	-	-	84,548
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	-	4,003	-
Oxiteno S.A. Indústria e Comércio	-	3,086	-	-
Companhia Ultragaz S.A.	-	1,585	-	-
Terminal Químico de Aratu S.A. - Tequimar	-	2,768	-	-

Total in 2017	762,562	7,439	4,003	84,548

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (1) (2)

Ipiranga Produtos de Petróleo S.A.	772,425	-	126,968
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	679	-

Total in 2016	772,425	679	126,968

(1) In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2) In March 2009, the subsidiary IPP made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

(3) Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

· ·Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	-	-	-	1,489
Química da Bahia Indústria e Comércio S.A.	-	2,946	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	1,067	31
Refinaria de Petróleo Riograndense S.A.	-	-	-	22,199
Others	490	1,239	-	-

Total in 2017	490	4,185	1,067	23,719

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)

Oxicap Indústria de Gases Ltda.	-	-	-	1,534
Química da Bahia Indústria e Comércio S.A.	-	2,946	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	-	-	-	18,186
Others	490	1,326	-	-

Total in 2016	490	4,272	7,259	25,540

(1)       Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	6	18,108
Refinaria de Petróleo Riograndense S.A.	-	1,004,030
ConectCar Soluções de Mobilidade Eletrônica S.A.	7,239	859
Total in 2017	7,245	1,022,997

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	18,079
Refinaria de Petróleo Riograndense S.A.	-	958,007
ConectCar Soluções de Mobilidade Eletrônica S.A.	13,329	1,424
Total in 2016	13,335	977,510

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer in office until October 2, 2017 was entitled to additional long term variable compensation, which was terminated with the succession of the chief executive officer announced by the Company in June, 2017. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2017	2016

Short-term compensation	45,477	40,306
Stock compensation	1,399	5,427
Post-employment benefits	1,096	3,336
Termination benefit	8,794	-
Long-term compensation	(6,459)	2,473
Total	50,307	51,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Deferred Stock Plan (Consolidated)

On April 27, 2001, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the EGM approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the usufruct of voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs

March 13, 2017	100,000	2022 to 2024	67.99	9,378	(1,327)	8,051
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(5,339)	11,808
December 9, 2014	570,000	2019 to 2021	50.64	39,814	(20,849)	18,965
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(3,906)	2,093
November 7, 2012	199,998	2017 to 2019	42.90	18,309	(15,937)	2,372
December 14, 2011	40,000	2016 to 2018	31.85	5,272	(5,042)	230
November 10, 2010	-	2015 to 2017	26.78	9,602	(9,602)	-
	1,183,398			105,521	(62,002)	43,519

In 2017, the amortization in the amount of R$ 11,752 (R$ 18,372 in 2016) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in 2015	1,727,264
Shares granted on March 4, 2016	190,000
Shares vested and transferred	(417,192)
Balance in 2016	1,500,072
Shares granted on March 4, 2017	100,000
Cancellation of granted shares due to termination of executive employment	(143,333)
Shares vested and transferred	(273,341)
Balance in 2017	1,183,398

In addition, on April 19, 2017, Ultrapar's Shareholders approved a new incentive plan based on shares ("Plan"), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, to directors or employees of the Company or its subsidiaries under its direct or indirect control.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Management may be appointed to participate in this new plan (statutory or designated, except members of the Board of Directors of the Company) or employees in executive positions of the Company or its subsidiaries under its direct or indirect control (“Participants”), subject to the provisions of each program. The Board of Directors or the Personnel and Organization Committee, appointed to advise them on the administration of the Plan (“Committee”), as the case may be, shall indicate, through the incentive programs in shares (“Program”), the Participants that will have the usufruct on the shares issued by the Company and the concession of shares issued by the Company. As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the Participants, which corresponds, at the date of approval of this Plan, to 5,564,051 common shares.

The Board of Directors approved the 1st Restricted stock program and the 1st Restricted stock and performance program, as follows:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs

Restricted	October 1, 2017	120,000	2023	76.38	12,642	(527)	12,115
Restricted and Performance	November 8, 2017	46,270	2020 to 2022	76.38	5,901	(257)	5,644

		166,270			18,543	(784)	17,759

In 2017, a general and administrative expense in the amount of R$ 784 was recognized in relation to the Plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.      Income and Social Contribution Taxes

a. Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	2017	2016	2017	2016

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	47,592	46,254
Provisions for tax, civil, and labor risks	-	29	145,767	163,096
Provision for post-employment benefits	-	-	81,199	54,185
Provision for differences between cash and accrual basis	-	-	40,755	18,452
Goodwill	-	-	14,234	17,823
Business combination – fiscal basis vs. accounting basis of goodwill	-	-	74,972	68,064
Provision for asset retirement obligation	-	-	19,111	23,419
Other provisions	29,158	22,433	146,002	136,463
Tax losses and negative basis for social contribution carryforwards (d)	-	-	201,471	78,682

Total	29,158	22,462	771,103	606,438
Offset the liabilities balance	-	-	(225,492)	(189,094)
Net balance of assets	29,158	22,462	545,611	417,344

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	-	-	2,109	2,640
Lease	-	-	3,361	3,899
Provision for differences between cash and accrual basis	-	-	44,440	59,264
Provision for goodwill/negative goodwill	-	-	131,811	74,895
Business combination – fair value of assets	-	-	45,414	46,202
Temporary differences of foreign subsidiaries	-	-	955	2,290
Other provisions	-	-	35,926	7,549

Total	-	-	264,016	196,739
Offset the assets balance	-	-	(225,492)	(189,094)
Net balance of liabilities	-	-	38,524	7,645

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2017	2016

Initial balance	409,699	292,989
Deferred IRPJ and CSLL recognized in income of the year	83,029	100,505
Deferred IRPJ and CSLL recognized in other comprehensive income	13,389	18,938
Deferred IRPJ and CSLL recognized in business combination	(610)	-
Others	1,580	(2,733)

Final balance	507,087	409,699

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 Year	-	207,210
From 1 to 2 Years	9,720	79,790
From 2 to 3 Years	9,719	139,314
From 3 to 5 Years	9,719	94,397
From 5 to 7 Years	-	194,627
From 7 to 10 Years	-	55,765

Total of deferred tax assets relating to IRPJ and CSLL	29,158	771,103

The technical study on Extrafarma's projection of taxable profits for the realization of deferred tax assets was reviewed by the Fiscal Council on February 20, 2018 and approved by the Company's Board of Directors on February 21, 2018, taking into account implementation of the actions proposed by the subsidiary's management, among them, the operational restructuring and the expansion of stores.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	2017	2016	2017	2016

Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(12,482)	(26,221)	2,392,624	2,263,134
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	4,244	8,915	(813,492)	(769,466)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(1,120)	(176)	(105,017)	(57,961)
Nontaxable revenues (ii)	-	13	19,084	7,561
Adjustment to estimated income (iii)	-	-	10,844	14,218
Interest on equity (iv)	(550)	(364)	(550)	(364)
Other adjustments	25	15	1,104	7,108
Income and social contribution taxes before tax incentives	2,599	8,403	(888,027)	(798,904)

Tax incentives - SUDENE	-	-	48,598	98,912
Income and social contribution taxes in the income statement	2,599	8,403	(839,429)	(699,992)

Current	(4,098)	(5,379)	(922,458)	(800,497)
Deferred	6,697	13,782	83,029	100,505

Effective IRPJ and CSLL rates - %	20.8	32.0	35.0	30.9

(i)

Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries; and

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Bahiana Distribuidora de Gás Ltda.	Aracaju base (1)	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant (2)	75	2026

Empresa Carioca de Produtos Químicos S.A.	Camaçari plant (3)	75	2026

(1) In the first semester of 2018, the subsidiary will request to SUDENE the extension of the tax incentive for another 10 years.

(2) On April 10, 2017 the subsidiary requested to SUDENE the extension of recognition of the tax incentive for another 10 years, due to modernizations realized in Camaçari plant. Due to modernizations on the plant, SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on July 13, 2017. On August 21, 2017, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service (“RFB”) for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 34,547 with retroactive effect to January 2017.

(3) On June 12, 2017 the subsidiary Empresa Carioca de Produtos Químicos S.A. (“EMCA”) filed a request at SUDENE requiring the 75% income tax reduction incentive for its Camaçari plant – Bahia, due to modernizations on the plant. SUDENE approved the 75% income tax reduction until 2026 through an appraisal report issued on August 29, 2017. On September 21, 2017, the constitutive benefit appraisal report was forwarded to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 1,842 with retroactive effect to January 2017.

On July 3, 2017, the subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), filed a request at SUDENE requiring the 75% income tax reduction incentive, due to productive unit implementation for its Juazeiro plant – Bahia. SUDENE approved the incentive until 2026 through an appraisal report issued on November 7, 2017. The constitutive benefit appraisal report was forwarded to the RFB, on November 27, 2017, for approval within a term of 120 days.

d.	Income and Social Contribution Taxes Carryforwards

In 2017, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 598,183 (R$ 236,956 in 2016) and negative basis of CSLL of R$ 576,949 (R$ 216,036 in 2016), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 201,471 in 2017 (R$ 78,682 in 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.  Prepaid expenses (Consolidated)

	2017	2016

Rents(1)	329,421	196,944
Advertising and publicity	67,321	37,833
Deferred Stock Plan, net (see Note 8.c)	37,591	44,719
Insurance premiums	39,629	46,896
Software maintenance	8,237	12,478
Other prepaid expenses	14,733	7,531
	496,932	346,401
Current	150,046	123,883
Non-current	346,886	222,518

(1)       Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.  Investments

a. Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	2017
		Subsidiaries			Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,167,916	5,436,836	17,235,258	2,472,924	517,439
Liabilities	2,486	2,752,295	11,699,847	2,459,803	352,583
Shareholders’ equity	1,165,430	2,684,541 (*)	5,535,411 (*)	13,121	164,856
Net revenue from sales and services	-	1,192,175	67,037,576	-	5,067,950
Net income (loss) for the year	76,965	208,387 (*)	1,259,966 (*)	2,573	109,063
% of capital held	100	100	100	100	33

	2016
		Subsidiaries			Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,197,373	5,320,676	14,180,685	2,428,309	403,847
Liabilities	2,634	2,770,876	9,745,731	2,417,761	267,086
Shareholders’ equity	1,194,739	2,549,859 (*)	4,434,954	10,548	136,761
Net revenue from sales and services	-	1,201,965	66,191,909	-	1,490,516
Net income (loss) for the year	105,913	231,415 (*)	1,212,395	(65)	89,586
% of capital held	100	100	100	100	33

(*) adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 30.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance in 2015	1,089,092	2,935,315	3,595,034	-	7,619,441	31,514	7,650,955
Capital increase	-	-	-	10,613	10,613	-	10,613
Share of profit of subsidiaries and joint venture	105,913	231,415	1,212,395	(65)	1,549,658	29,745	1,579,403
Dividends and interest on equity (gross)	-	(544,626)	(345,533)	-	(890,159)	(12,915)	(903,074)
Tax liabilities on equity- method revaluation reserve	-	-	(42)	-	(42)	-	(42)
Valuation adjustment of subsidiaries	(266)	(12,839)	(26,900)	-	(40,005)	(2,935)	(42,940)
Translation adjustments of foreign-based subsidiaries	-	(59,406)	-	-	(59,406)	-	(59,406)

Balance in 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Share of profit (loss) of subsidiaries and joint venture	76,965	208,489	1,259,952	2,573	1,547,979	36,210	1,584,189
Dividends and interest on equity (gross)	(105,914)	(100,118)	(359,091)	-	(565,123)	(30,959)	(596,082)
Tax liabilities on equity- method revaluation reserve	-	-	(96)	-	(96)	-	(96)
Equity instrument granted	5	13	518	-	536	-	536
Valuation adjustment of subsidiaries	(365)	(18,964)	198,880	-	179,551	4,079	183,630
Translation adjustments of foreign-based subsidiaries	-	45,262	280	-	45,542	-	45,542

Balance in 2017	1,165,430	2,684,541	5,535,397	13,121	9,398,489	54,739	9,453,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, established in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the electronic fuel payment segment throughout the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their financial statements of 2017.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total

Balance in 2015	4,545	31,514	43,318	79,377
Capital increase	-	-	47,281	47,281
Valuation adjustments	-	(2,935)	-	(2,935)
Dividends and interest on equity (gross)	-	(12,915)	-	(12,915)
Share of profit (loss) of joint ventures	(27)	29,745	(24,384)	5,334
Balance in 2016	4,518	45,409	66,215	116,142
Capital increase	-	-	16,000	16,000
Valuation adjustments	-	4,079	-	4,079
Dividends and interest on equity (gross)	-	(30,959)	-	(30,959)
Share of profit (loss) of joint ventures	1,578	36,210	(20,989)	16,799

Balance in 2017	6,096	54,739	61,226	122,061

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2017
	União Vopak	RPR	ConectCar
Current assets	7,110	389,022	90,242
Non-current assets	6,627	128,417	132,785
Current liabilities	1,210	297,762	100,564
Non-current liabilities	336	54,821	12
Shareholders’ equity	12,191	164,856	122,451
Net revenue from sales and services	15,260	5,067,950	33,935
Costs, operating expenses and income	(10,852)	(4,876,389)	(100,444)
Net financial income and income and social contribution taxes	(1,252)	(82,498)	24,530
Net income (loss)	3,156	109,063	(41,979)

Number of shares or units held	29,995	5,078,888	169,860,500
% of capital held	50	33	50

	2016
	União Vopak	RPR	ConectCar
Current assets	4,228	286,916	93,634
Non-current assets	6,383	116,931	116,243
Current liabilities	700	198,619	77,448
Non-current liabilities	876	68,467	-
Shareholders’ equity	9,035	136,761	132,429
Net revenue from sales and services	12,030	1,490,516	30,058
Costs, operating expenses and income	(12,430)	(1,361,551)	(105,800)
Net financial income and income and social contribution taxes	346	(39,379)	26,974
Net income (loss)	(54)	89,586	(48,768)

Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2017, while the other associates are valued based on the financial statements as of 2017.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total

Balance in 2015	5,743	12,000	3,684	110	-	21,537
Dividends	(948)	-	-	-	-	(948)
Share of profit (loss) of associates	1,206	981	(6)	(39)	-	2,142
Balance in 2016	6,001	12,981	3,678	71	-	22,731
Dividends	(865)	-	-	-	(399)	(1,264)
Share of profit (loss) of associates	1,212	1,477	(60)	269	976	3,874

Balance in 2017	6,348	14,458	3,618	340	577	25,341

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	11,218	45,061	67	175	505
Non-current assets	16,464	74,612	10,278	1,695	2,821
Current liabilities	1,960	12,338	-	422	93
Non-current liabilities	332	7,920	3,110	427	1,500
Shareholders’ equity	25,390	99,424	7,235	1,021	1,733
Net revenue from sales and services	10,522	52,709	-	-	-
Costs, operating expenses and income	(5,649)	(40,769)	(90)	673	628
Net financial income and income and social contribution taxes	-	(2,144)	(31)	179	15
Net income (loss)	4,873	9,796	(121)	852	643

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	7,524	28,358	220	169	1,178
Non-current assets	17,570	70,034	10,246	1,682	2,821
Current liabilities	759	7,125	1	21	53
Non-current liabilities	332	5,226	3,109	1,616	1,667
Shareholders’ equity	24,003	86,041	7,356	214	2,279
Net revenue from sales and services	9,955	52,751	-	-	-
Costs, operating expenses and income	(5,194)	(39,539)	(60)	(189)	574
Net financial income and income and social contribution taxes	63	(6,837)	49	(19)	68
Net income (loss)	4,824	6,375	(11)	(208)	642

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.  Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 2016	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 2017

Cost:
Land	-	520,575	4,319	-	16,039	(969)	4,574	34,636	579,174
Buildings	30	1,440,204	10,677	-	95,630	(12,409)	32,998	72,767	1,639,867
Leasehold improvements	9	796,521	13,819	-	116,698	(14,494)	11	-	912,555
Machinery and equipment	12	4,225,056	130,154	-	105,060	(16,069)	277,730	-	4,721,931
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	131,134	-	78,568	(29,935)	-	112,229	2,721,075
LPG tanks and bottles	11	619,511	59,598	-	(1,149)	(34,263)	-	-	643,697
Vehicles	7	271,133	28,428	-	6,948	(21,055)	1,841	-	287,295
Furniture and utensils	9	204,550	35,078	-	10,775	(834)	10,756	6,169	266,494
Construction in progress	-	523,285	766,775	-	(386,198)	(4)	10,192	14,950	929,000
Advances to suppliers	-	96,423	61,536	-	(48,722)	-	2,930	-	112,167
Imports in progress	-	58	1,182	-	(450)	-	(4)	-	786
IT equipment	5	288,705	42,638	-	3,095	(1,081)	170	19,495	353,022
		11,415,100	1,285,338	-	(3,706)	(131,113)	341,198	260,246	13,167,063

Accumulated depreciation:
Buildings		(632,908)	-	(46,795)	130	5,535	(28,365)	(22,005)	(724,408)
Leasehold improvements		(412,449)	-	(71,660)	(166)	8,624	-	-	(475,651)
Machinery and equipment		(2,474,504)	-	(258,068)	(139)	10,174	(257,629)	-	(2,980,166)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	-	(144,884)	(29)	26,907	-	(44,731)	(1,545,806)
LPG tanks and bottles		(276,414)	-	(45,838)	130	16,157	-	-	(305,965)
Vehicles		(101,082)	-	(21,740)	80	12,365	(1,823)	-	(112,200)
Furniture and utensils		(120,747)	-	(15,128)	(9)	594	(9,275)	(4,010)	(148,575)
IT equipment		(220,421)	-	(24,481)	148	991	(121)	(16,975)	(260,859)
		(5,621,594)	-	(628,594)	145	81,347	(297,213)	(87,721)	(6,553,630)

Provision for losses:
Advances to suppliers		(83)	-	-	-	-	-	-	(83)
Land		(197)	(104)	-	-	197	-	-	(104)
Leasehold improvements		(560)	(410)	-	-	14	(8)	-	(564)
Machinery and equipment		(4,347)	(397)	-	-	45	(25)	-	(4,724)
Automotive fuel/lubricant distribution equipment and facilities		(336)	-	-	-	167	-	-	(169)
Furniture and utensils		(1)	-	-	-	-	-	-	(1)
		(5,524)	(511)	-	-	423	(33)	-	(5,645)

Net amount		5,787,982	1,284,827	(628,594)	(3,561)	(49,343)	43,952	172,525	6,607,788

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance on 2015	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 2016

Cost:
Land	-	524,159	157	-	218	(202)	(3,757)	520,575
Buildings	30	1,382,603	11,597	-	68,989	(281)	(22,704)	1,440,204
Leasehold improvements	9	701,183	11,109	-	87,312	(3,078)	(5)	796,521
Machinery and equipment	13	3,991,839	117,157	-	164,883	(10,209)	(38,614)	4,225,056
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	113,162	-	56,213	(22,758)	-	2,429,079
LPG tanks and bottles	11	541,351	107,582	-	1,435	(30,857)	-	619,511
Vehicles	7	258,776	25,882	-	5,559	(18,575)	(509)	271,133
Furniture and utensils	10	170,695	27,319	-	8,955	(1,315)	(1,104)	204,550
Construction in progress	-	437,533	487,651	-	(384,335)	(535)	(17,029)	523,285
Advances to suppliers	-	12,125	102,465	-	(13,781)	-	(4,386)	96,423
Imports in progress	-	1,201	8,007	-	(8,895)	-	(255)	58
IT equipment	5	260,685	27,574	-	3,448	(1,561)	(1,441)	288,705
		10,564,612	1,039,662	-	(9,999)	(89,371)	(89,804)	11,415,100

Accumulated depreciation:
Buildings		(591,831)	-	(43,778)	13	151	2,537	(632,908)
Leasehold improvements		(359,117)	-	(55,913)	339	2,235	7	(412,449)
Machinery and equipment		(2,241,244)	-	(242,419)	3,099	9,536	(3,476)	(2,474,504)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	-	(130,613)	-	18,341	-	(1,383,069)
LPG tanks and bottles		(249,234)	-	(40,941)	-	13,761	-	(276,414)
Vehicles		(92,457)	-	(19,991)	-	11,234	132	(101,082)
Furniture and utensils		(110,259)	-	(11,146)	5	868	(215)	(120,747)
IT equipment		(203,793)	-	(19,225)	(3)	1,488	1,112	(220,421)
		(5,118,732)	-	(564,026)	3,453	57,614	97	(5,621,594)

Provision for losses:
Advances to suppliers		(83)	-	-	-	-	-	(83)
Land		(197)	-	-	-	-	-	(197)
Leasehold improvements		(659)	(4)	-	-	-	103	(560)
Machinery and equipment		(4,739)	(281)	-	-	325	348	(4,347)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	-	-	-	970	-	(336)
Furniture and utensils		(1)	-	-	-	-	-	(1)
		(6,985)	(285)	-	-	1,295	451	(5,524)

Net amount		5,438,895	1,039,377	(564,026)	(6,546)	(30,462)	(89,256)	5,787,982

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores, bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13. Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 2016	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Opening balance CBLSA	Balance on 2017

Cost:
Goodwill (i)	-	1,454,484	-	-	-	-	-	123,673	1,578,157
Software (ii)	5	641,691	207,703	-	2,447	(1,193)	2,431	-	853,079
Technology (iii)	5	32,617	-	-	-	-	-	-	32,617
Commercial property rights (iv)	10	43,258	13,837	-	(68)	(1,958)	-	-	55,069
Distribution rights (v)	6	3,651,316	580,011	-	-	-	-	42,052	4,273,379
Brands (vi)	-	112,936	-	-	-	-	607	-	113,543
Others (vii)	4	39,172	420	-	-	-	922	-	40,514
		5,975,474	801,971	-	2,379	(3,151)	3,960	165,725	6,946,358

Accumulated amortization:
Software		(396,702)	-	(59,579)	(5)	1,191	(1,704)	-	(456,799)
Technology		(32,469)	-	(72)	-	-	-	-	(32,541)
Commercial property rights		(19,568)	-	(3,689)	8	1,957	-	-	(21,292)
Distribution rights		(2,131,826)	-	(500,488)	(12,635)	-	-	(32,108)	(2,677,057)
Others		(23,310)	-	(7,883)	-	-	(3)	-	(31,196)
		(2,603,875)	-	(571,711)	(12,635)	3,148	(1,707)	(32,108)	(3,218,885)

		3,371,599	801,971	(571,711)	(10,253)	(3)	2,253	133,617	3,727,473

	Weighted average useful life (years)	Balance in 2015	Additions	Amortization	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2016

Cost:
Goodwill (i)	-	1,456,179	-	-	-	(1,695)	-	1,454,484
Software (ii)	5	539,522	99,734	-	7,601	(7)	(5,159)	641,691
Technology (iii)	5	32,617	-	-	-	-	-	32,617
Commercial property rights (iv)	10	36,588	7,303	-	-	(633)	-	43,258
Distribution rights (v)	5	3,278,487	543,527	-	(170,698)	-	-	3,651,316
Brands (vi)	-	120,944	-	-	-	-	(8,008)	112,936
Others (vii)	4	46,951	607	-	(5,960)	(980)	(1,446)	39,172
		5,511,288	651,171	-	(169,057)	(3,315)	(14,613)	5,975,474

Accumulated amortization:
Software		(350,760)	-	(49,380)	(2)	7	3,433	(396,702)
Technology		(31,256)	-	(1,213)	-	-	-	(32,469)
Commercial property rights		(16,979)	-	(3,148)	-	559	-	(19,568)
Distribution rights		(1,802,989)	-	(493,348)	164,511	-	-	(2,131,826)
Others		(15,369)	-	(7,835)	(83)	-	(23)	(23,310)
		(2,217,353)	-	(554,924)	164,426	566	3,410	(2,603,875)

		3,293,935	651,171	(554,924)	(4,631)	(2,749)	(11,203)	3,371,599

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i) The net remaining balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	2017	2016
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
CBLSA	Ipiranga	123,673	-
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	583
		1,578,157	1,454,484

(1) Including R$ 246,163 in the parent.

On December 31, 2017, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a four-years period to maturity of new stores.

Discount and real growth rates: on December 31, 2017, the discount and real growth rates used to extrapolate the projections ranged from 9.6% to 12.7% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 803.8%.

Revenue from sales and services, costs and expenses, and gross margin: for 2018, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2018, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2017. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•

Subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•

Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•

Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight-line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to exclusive rights disbursements as provided in Ipiranga’s agreements with resellers and large customers. Exclusive rights disbursements are recognized when paid and recognized as selling expenses in the income statement according to the conditions established in the agreement  which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the financial statements as shown below:

	2017	2016
Inventories and cost of products and services sold	29,344	14,593
Selling and marketing	484,609	492,973
General and administrative	57,758	47,358
	571,711	554,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.     Loans, Debentures, and Finance Leases (Consolidated)

a. Composition
Description	2017	2016	Index/Currency	Weighted average financial charges 2017 – % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,454,142	2,412,112	US$	+5.3	2026
Foreign loan (c.1) (*)	788,794	942,456	US$ + LIBOR (i)	+1.0	2018 to 2022
Foreign loan (c.2, c.3 and c.4)	298,927	332,650	US$	+1.9	2018
Foreign loan (c.1) (*)	259,015	486,451	US$ + LIBOR (i)	+2.2	2018
Financial institutions (e)	330,755	195,021	US$ + LIBOR (i)	+2.5	2019 to 2022
Financial institutions (e)	106,745	109,859	US$	+2.8	2018 to 2022
Financial institutions (e)	27,048	24,586	MX$ (ii)	+8.5	2018
Foreign currency advances delivered	26,080	32,582	US$	+2.2	< 54 days
Advances on foreign exchange contracts	44,515	111,066	US$	+2.4	< 92 days
BNDES (d)	4,460	7,137	US$	+6.4	2018 to 2020
Financial institutions (e)	3,382	9,569	MX$ + TIIE (ii)	+1.5	2018
Financial institutions (e)	593	435	Bs$ (vii)	+24.0	2018
Subtotal foreign currency	4,344,456	4,663,924

Brazilian Reais – denominated loans:
Debentures - Ipiranga (g.1, g.2, g.4 and g.6)	2,836,741	1,914,498	CDI	105.8	2018 to 2022
Banco do Brasil – floating rate (f)	2,794,272	2,956,547	CDI	107.3	2018 to 2021
Debentures - 5th issuance (g.3)	817,654	832,383	CDI	108.3	2018
Debentures – CRA (g.5)	1,380,852	-	CDI	95.0	2022
Debentures – CRA (g.5) (*)	554,402	-	IPCA	+4.6	2024
BNDES (d)	206,423	307,593	TJLP (iii)	+2.4	2018 to 2023
Export Credit Note – floating rate (h)	157,749	158,753	CDI	101.5	2018
BNDES (d)	69,422	71,430	SELIC (vi)	+2.3	2018 to 2023
BNDES EXIM	62,754	62,084	TJLP (iii)	+3.5	2018
Finance leases (i)	48,515	48,566	IGP-M (v)	+5.6	2018 to 2031
FINEP	35,611	48,667	R$	+4.0	2018 to 2022
FINEP	32,682	34,613	TJLP (iii)	+1.0	2018 to 2023
Banco do Nordeste do Brasil	28,136	47,120	R$	+8.5	2018 to 2021
BNDES EXIM	30,850	28,056	SELIC (vi)	+3.9	2018
BNDES (d)	26,270	40,309	R$	+5.5	2018 to 2022
FINAME	56	80	TJLP (iii)	+5.7	2018 to 2022
Fixed finance leases (i)	-	41
Floating finance leases (i)	-	109

Subtotal Brazilian Reais	9,082,389	6,550,849

Total foreign currency and Brazilian Reais	13,426,845	11,214,773

Currency and interest rate hedging instruments (**)	163,749	202,357

Total	13,590,594	11,417,130

Current	3,503,675	2,475,604
Non-current	10,086,919	8,941,526

(*) These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(**) Accumulated losses (see Note 31).

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2017, TJLP was fixed at 7.0% p.a.

(iv)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2017, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.
(vii)	Bs$ = Bolívar.

The changes in loans, debentures and finance leases are shown below:

Balance in 2016	11,214,773
New loans and debentures with cash effect	4,510,694
Interest accrued	925,421
Principal payment and financial leases	(2,467,391)
Interest payment	(769,740)
Monetary variation	37,937
Change in fair value	(24,849)

Balance in 2017	13,426,845

The long-term consolidated debt had the following principal maturity schedule:

	2017	2016

From 1 to 2 years	1,826,907	3,203,383
From 2 to 3 years	894,640	1,699,009
From 3 to 4 years	1,302,450	693,993
From 4 to 5 years	3,016,406	554,162
More than 5 years	3,046,516	2,790,979

	10,086,919	8,941,526

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 320 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.9% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI

Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4
Jun/22	100.0	105.0
Total / average cost	320.0	102.9

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

3) The subsidiary GPPTC had a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan was guaranteed by the Company and its subsidiary IPP. The subsidiary settled the loan in advance in December 2017.

4) The subsidiary GPPTC has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d. BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

· Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
· Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e. Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

The subsidiary Oxiteno USA has a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by the Company and the subsidiary Oxiteno Nordeste and the proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA has a loan in the notional amount of US$20 million, due in September 2020, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by the Company and the subsidiary Oxiteno S.A.

In October 2017, the subsidiary Oxiteno USA contracted a loan agreement in the amount of US$ 40 million, due in October 2022 and bearing interest of LIBOR + 1.73% pa, paid quarterly. The proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas. The loan is guaranteed by the Company.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (including interest until December 31, 2017):

Maturity

2018-Jan	172,798
2018-Apr	100,571
2019-Feb	168,392
2019-May	1,338,979
2020-May	337,844
2021-May	337,844
2022-May	337,844
Total	2,794,272

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

1)    In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple,  nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)    In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)    In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)    In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5)    In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two single series of 660,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.7%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

6)    In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

7)    In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two single series of 730,384 and 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance has been used exclusively for the purchase of ethanol.

The debentures were later assigned and transferred to Vert Créditos Ltda, that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occured on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.33%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

The debentures have maturity dates distributed as shown below (includes interest until December 31, 2017).

Maturity
Mar/2018	817,654
Dec/2018	801,026
May/2021	499,012
Apr/2022	656,009
Jul/2022	1,536,704
Oct/2022	724,841
Apr/2024	350,873
Oct/2024	203,530

Total	5,589,649

h. Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i. Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma had finance lease contracts related to software, with term of 48 months, ended in 2017.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2017		2016
	LPG bottling facilities	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	15,732	17,078	223	17,301

Financing (present value)	48,515	48,566	150	48,716
Current	2,710	2,465	150	2,615
Non-current	45,805	46,101	-	46,101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2017	2016
	LPG bottling facilities	LPG bottling facilities	Software	Total

Up to 1 year	5,113	4,876	156	5,032
From 1 to 2 years	5,113	4,876	-	4,876
From 2 to 3 years	5,113	4,876	-	4,876
From 3 to 4 years	5,113	4,876	-	4,876
From 4 to 5 years	5,113	4,876	-	4,876
More than 5 years	42,611	45,516	-	45,516

Total	68,176	69,896	156	70,052

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j. Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 2016	Incurred cost	Amortization	Balance on 2017

Notes in the foreign market (b)	0.0	16,612	-	(1,314)	15,298
Banco do Brasil (f)	0.2	12,182	-	(4,117)	8,065
Debentures (g)	0.2	6,835	42,388	(4,514)	44,709
Foreign loans (c)	0.2	2,211	563	(1,561)	1,213
Other	0.2	1,952	1,418	(569)	2,801

Total		39,792	44,369	(12,075)	72,086

	Effective rate of transaction costs (% p.a.)	Balance in 2015	Incurred cost	Amortization	Balance in 2016

Banco do Brasil (f)	0.2	11,883	3,529	(3,230)	12,182
Foreign Loans (c)	0.2	4,649	-	(2,438)	2,211
Debentures (g)	0.1	1,801	6,407	(1,373)	6,835
Notes in the foreign market (b)	0.0	-	16,821	(209)	16,612
Other	0.2	545	2,079	(672)	1,952

Total		18,878	28,836	(7,922)	39,792

The amount to be appropriated to profit or loss in the future is as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Notes in the foreign market (b)	1,388	1,464	1,546	1,632	1,723	7,545	15,298
Banco do Brasil (f)	4,628	2,317	599	385	136	-	8,065
Debentures (g)	9,151	9,069	9,110	8,971	5,798	2,610	44,709
Foreign loans (c)	931	171	111	-	-	-	1,213
Other	642	831	710	354	264	-	2,801

Total	16,740	13,852	12,076	11,342	7,921	10,155	72,086

k. Guarantees

The financings are guaranteed by collateral in the amount of R$ 66,337 in 2017 (R$ 56,570 in 2016) and by guarantees and promissory notes in the amount of R$ 9,587,971 in 2017 (R$ 7,069,482 in 2016).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 237,537 in 2017 (R$ 215,988 in 2016) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 81,046 in 2017 (R$ 59,316 in 2016).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 8,224 in 2017 (R$ 30,764 in 2016), with maturities of up to 212 days. Until December 31, 2017, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 205 in 2017 (R$ 743 in 2016), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.     Trade Payables (Consolidated)

	2017	2016

Domestic suppliers	1,973,668	1,620,388
Foreign suppliers	181,830	89,265

	2,155,498	1,709,653

Some Company’s subsidiaries acquire oil based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.  Salaries and Related Charges (Consolidated)

	2017	2016

Provisions on payroll	179,120	162,216
Profit sharing, bonus and premium	125,006	140,504
Social charges	64,524	49,812
Others	19,468	10,186

	388,118	362,718

17.  Taxes Payable (Consolidated)

	2017	2016

ICMS	131,125	105,160
PIS and COFINS	27,065	25,287
PERT (*)	19,584	-
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	17,992	16,148
ISS	11,211	8,074
Others	18,852	16,364

	225,829	171,033

(*) Refers to federal tax debits of the subsidiary IPP that were included in the Special Program of Tax Regularization (PERT).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.  Employee Benefits and Private Pension Plan (Consolidated)

a. ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. In 2017, the subsidiaries contributed R$ 24,819 (R$ 23,261 in 2016) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2017 was 8,322 active participants and 245 retired participants. In addition, Ultraprev had 27 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2017 and are recognized in the financial statements in accordance with IAS 19 R2011 (CPC 33 R2).

	2017	2016

Health and dental care plan (1)	99,767	32,826
FGTS Penalty	81,831	64,654
Bonus	40,254	32,815
Life insurance (1)	15,671	14,456

Total	237,523	144,751

Current	30,059	24,940
Non-current	207,464	119,811

(1)     Only Ipiranga and, in 2017, also to CBLSA

Changes in the present value of the provision for post-employment benefits are as follows:

	2017	2016

Opening balance	144,751	126,595
Current service cost	7,664	3,636
Interest cost	15,754	14,538
Actuarial (gains) losses from changes in actuarial assumptions	36,120	11,818
Benefits paid directly by Company and its subsidiaries	(11,368)	(10,971)
Opening balance CBL S.A. (see Note 3.c)	44,478	-
Exchange rate from foreign subsidiaries	124	(865)

Ending balance	237,523	144.751

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	2017	2016

Health and dental care plan	164	3,065
FGTS Penalty	14,828	9,068
Bonus	6,883	4,455
Life insurance	1,543	1,586

Total	23,418	18,174

Significant actuarial assumptions adopted include:

Economic factors	2017	2016
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	9.51	11.46
Average projected salary growth rate	8.38	8.90
Inflation rate (long term)	4.50	5.00
Growth rate of medical services	8.68	9.20

Demographic factors

•  Mortality Table for the life insurance benefit – CSO-80

•  Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•  Disabled Mortality Table - RRB 1983

•  Disability Table - RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2017 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability

Discount rate	increase by 1.0 p.p	10,237	decrease by 1.0 p.p	11,690
Wage growth rate	decrease by 1.0 p.p	2,807	increase by 1.0 p.p	3,103
Medical services growth rate	decrease by 1.0 p.p	3,837	increase by 1.0 p.p	4,413

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

19.  Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	2017	2016
Initial balance	77,564	74,716
Additions (new tanks)	537	483
Expense with tanks removed	(15,432)	(2,785)
Accretion expense	2,105	5,150
Final balance	64,774	77,564

Current	4,799	4,563
Non-current	59,975	73,001

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20.  Provisions, Contingencies and Commitments (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2016	Additions	Write-offs	Monetary restatement	Opening balance CBL S.A.	Balance in 2017

IRPJ and CSLL (a.1.1)	473,490	-	(2,163)	25,285	19,217	515,829
PIS and COFINS (a.1.2)	141,112	-	(109,463)	3,278	-	34,927
ICMS	17,099	1,864	(7,795)	533	100,083	111,784
Civil, environmental and regulatory claims (a.2.1)	69,350	22,026	(3,269)	330	859	89,296
Labor litigation (a.3.1)	65,162	23,973	(11,899)	1,145	4,044	82,425
IPI	-	-	-	-	78,067	78,067
Other	13,569	634	(1,401)	584	82	13,468

Total	779,782	48,497	(135,990)	31,155	202,352	925,796

Current	52,694					64,550
Non-current	727,088					861,246

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	2017	2016

Tax matters	659,062	643,423
Labor litigation	71,074	70,392
Civil and other	92,524	64,955

Total – non-current assets	822,660	778,770

a.1) Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 483,485 as of December 31, 2017 (R$ 457,868 as of December 31, 2016). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose final trial are pending.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, on March 31, 2017, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463 in 2017.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

a.2) Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 89,296 as of December 31, 2017 (R$ 69,350 as of December 31, 2016).

a.3) Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 82,425 as of December 31, 2017 (R$ 65,162 as of December 31, 2016) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible or remote risks (proceedings whose chance of loss is 50% or less). As such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature. The estimated amount of this contingency is R$ 2,576,583 as of December 31. 2017 (R$ 2,252,637 as of December 31, 2016).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,709,435 as of December 31, 2017 (R$ 1,519,658 as of December 31, 2016), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 166,003 as of December 31, 2017 (R$ 169,889 as of December 31, 2016).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 618,774 as of December 31, 2017 (R$ 626,393 as of December 31, 2016). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 307,255 (R$ 283,367 as of December 31, 2016), of which R$ 121,891 (R$ 113,889 as of December 31, 2016) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 113,999 (R$ 108,786 as of December 31, 2016); and inventory differences in the amount of R$ 149,171 (R$ 147,031 as of December 31, 2016) related to the leftovers or faults due to temperature changes or product handling.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 645,868 as of December 31, 2017 (R$ 450,120 as of December 31, 2016), mainly represented by:

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 187,027 as of December 31, 2017, which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2) Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 593,437, totalizing 2,783 lawsuits as of December 31, 2017 (R$ 480,065, totalizing 2,329 lawsuits as of December 31, 2016), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 32,315 as of December 31, 2017 (R$ 31,281 as of December 31, 2016). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (TCC) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, to be paid in 8 (eight) equal installments updated semiannualy by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision. ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, to be paid in a single installment, with maturity in 180 (one hundred and eighty) days from the date of publication of the approval. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3) The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais. As of December 31, 2017, as a result of these administrative proceedings, no fine had been imposed to the subsidiary. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of December 31, 2017.

b.2.4) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements. In addition, the MPF denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense. For more information see Note 33.

b.3) Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 273,711, totalizing 1,899 lawsuits as of December 31, 2017 (R$ 252,914, totalizing 1,484 lawsuits as of December 31, 2016), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lubricants operation between IPP and Chevron

In the process of association of the lubricants operation in Brazil between Chevron and subsidiary IPP (see Note 3.c), it was agreed that each shareholder of the new association is responsible for any claims arising out of acts, facts or omissions prior to their association. The liability provisions of the Chevron shareholder in the amount of R$ 3,452 are reflected in the consolidation of these financial statements, as well as the contingent liabilities identified in the date of acquisition, whose provision amount of R$ 198,900 was recognized as a business combination on December 1, 2017. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary CBLSA in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21.  Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	2017	2016

‘am/pm’ and Jet Oil franchising upfront fee	19,537	18,620
Loyalty program “Km de Vantagens”	9,134	13,062
Loyalty program “Clube Extrafarma”	2,638	3,128

	31,309	34,810

Current	18,413	22,300
Non-current	12,896	12,510

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2017 with 2,414 stores (2,165 stores in 2016). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2017 with 1,735 stores (1,594 stores in 2016). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22.  Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. In 2017, the subscription warrants – indemnification were represented by 2,415,848 shares and amounted to R$ 171,459 (as of December 31, 2016, they were represented by 2,394,825 and totaled R$ 153,429). Due to the final adverse decision of some of these lawsuits, on December 31, 2017, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,035,499 (3,059,579 shares as of December 31, 2016). For further information on Extrafarma’s acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

23. Shareholders’ Equity

a. Share Capital

The Company is a publicly traded company listed on B3 in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On December 31, 2017, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2017, on B3 was R$ 75.00.

As of December 31, 2017, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2017, there were 28,935,260 common shares outstanding abroad in the form of ADRs (28,944,097 shares as of December 31, 2016).

b. Equity instrument granted

On April 19, 2017, a new share-based incentive plan was approved, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c. Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of December 31, 2017, 13,041,356 common shares (13,131,356 as of December 31, 2016) were held in the Company’s treasury, acquired at an average cost of R$ 36.98 per share (R$ 36.85 as of December 31, 2016).

d. Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e. Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law. In compliance with Article 199 of the Brazilian Corporate Law, on April 19, 2017 the OEGM deliberated the excess of the profit reserves in relation to share capital, increasing the share capital in the amount of R$ 1,333,066, related to the retained earnings reserve.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,130,935 as of December 31, 2017.

g. Valuation adjustments and Cumulative translation adjustments

Valuation Adjustments

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

The Company recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 31 - net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments and cumulative translation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total	Cumulative translation adjustment

Balance in 2015	6,261	1,523	11,169	-	18,953	66,925

Translation of foreign subsidiaries, net of income tax	-	-	-	-	-	(59,406)

Changes in fair value	(46,470)	(1,523)	-	-	(47,993)	-

Income and social contribution taxes on fair value	13,326	-	-	-	13,326	-

Actuarial losses of post-employment benefits	-	-	(12,435)	-	(12,435)	-

Income and social contribution taxes on actuarial losses	-	-	4,162	-	4,162	-

Balance in 2016	(26,883)	-	2,896	-	(23,987)	7,519

Translation of foreign subsidiaries, net of income tax	-	-	-	-	-	45,542

Changes in fair value of hedge instruments	(2,550)	-	-	-	(2,550)	-

Difference between the fair value of the consideration received or paid and the variation in the non-controlling shareholders interest	-	-	-	202,188	202,188	-

Income and social contribution taxes on fair value	2,069	-	-	-	2,069	-

Actuarial losses of post-employment benefits	-	-	(27,658)	-	(27,658)	-

Income and social contribution taxes on actuarial losses	-	-	9,581	-	9,581	-

Balance in 2017	(27,364)	-	(15,181)	202,188	159,643	53,061

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h. Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and paid beginning March 10, 2017, being ratified at the OEGM on April 19, 2017. On August 9, 2017, the Board of Directors approved the anticipation of dividends of 2017, in the amount of R$ 461,868 (R$ 0.85 – eighty five cents of Brazilian Real per share), paid as from August 25, 2017. The proposed dividends payable as of December 31, 2017 in the amount of R$ 489,027 (R$ 0.90 – ninety cents of Brazilian Real per share), were approved by the Board of Directors on February 21, 2018, and paid beginning March 12, 2018.

2017

Net income for the year attributable to shareholders of Ultrapar	1,574,306

Minimum mandatory dividends	787,153
Interim dividends paid (R$ 0.85 per share)	(461,868)

Mandatory dividends payable – Current liabilities	325,285
Additional dividends to the minimum mandatory dividends – shareholders’ equity	163,742

Dividends payable (R$ 0.90 per share)	489,027
Legal reserve	78,716
Statutory investments reserve	544,695

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.  Revenue from Sale and Services (Consolidated)

	2017	2016

Gross revenue from sale	82,134,879	79,361,004
Gross revenue from services	728,590	621,823
Sales taxes	(1,936,077)	(1,929,288)
Discounts and sales returns	(927,557)	(703,305)
Deferred revenue (see Note 21)	7,587	2,721

Net revenue from sales and services	80,007,422	77,352,955

25.  Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2017	2016

Raw materials and materials for use and consumption	71,521,652	69,173,511
Personnel expenses	2,231,556	2,042,985
Freight and storage	1,117,467	1,077,552
Depreciation and amortization	1,175,951	1,103,538
Advertising and marketing	192,441	200,011
Services provided by third parties	351,227	318,746
Lease of real estate and equipment	196,970	164,740
Other expenses	410,356	359,000

Total	77,197,620	74,440,083

Classified as:
Cost of products and services sold	72,735,781	70,342,723
Selling and marketing	2,885,311	2,651,501
General and administrative	1,576,528	1,445,859

Total	77,197,620	74,440,083

Research and development expenses are recognized in the income statements and amounted to R$ 55,836 in 2017 (R$ 50,129 in 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26.  Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2017, the loss was R$ 2,242 (loss of R$ 6,134 in 2016), represented primarily from disposal of property, plant, and equipment.

27.  Other Operating Income, Net (Consolidated)

	2017	2016

Commercial partnerships (1)	52,731	59,761
Merchandising (2)	53,870	38,851
Loyalty program (3)	26,419	19,411
Ultracargo – fire accident in Santos (4)	(39,080)	76,443
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	49,152	-
TCC – Cia. Ultragaz e Bahiana (5)	(85,819)	-
Others	2,087	4,506

Other operating income, net	59,360	198,972

(1) Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4) For more information about the fire accident in Ultracargo, see Note 33.

(5) For more information about the Cessation Commitment Agreement of the subsidiaries Cia. Ultragaz and Bahiana, see Notes 20.b.2.2 and 28.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28.  Financial Income (Expense)

	Parent		Consolidated
	2017	2016	2017	2016

Financial income:
Interest on financial investments	95,218	140,895	475,460	404,080
Interest from customers	-	-	105,773	103,976
Other financial income	-	-	3,868	5,187
	95,218	140,895	585,101	513,243
Financial expenses:
Interest on loans	-	-	(672,102)	(777,424)
Interest on debentures	(85,309)	(118,421)	(385,009)	(374,125)
Interest on finance leases	-	-	(4,991)	(7,839)
Bank charges, financial transactions tax, and other charges	(2,620)	(6,094)	(91,614)	(74,761)
Exchange variation, net of gains and losses with derivative instruments	-	-	72,869	(69,854)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	-	-	43,411	-
Changes in subscription warranty - indemnification (see Note 22)	(20,360)	(42,615)	(20,360)	(42,615)
TCC monetary restatement – Bahiana (see Notes 20.b.2.2 and 27)	-	-	(13,509)	-
Monetary restatement of provisions, net, and other financial expenses	588	(22)	11,908	(9,201)
	(107,701)	(167,152)	(1,059,397)	(1,355,819)

Financial income (expense)	(12,483)	(26,257)	(474,296)	(842,576)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29.   Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants - indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	2017	2016

Net income for the year of the Company	1,574,306	1,561,585
Weighted average shares outstanding (in thousands)	541,813	541,391
Basic earnings per share –R$	2.9056	2.8844

Diluted Earnings per Share	2017	2016

Net income for the year of the Company	1,574,306	1,561,585
Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants - indemnification	545,740	545,509
Diluted earnings per share –R$	2.8847	2.8626

Weighted Average Shares Outstanding (in thousands)	2017	2016

Weighted average shares outstanding for basic per share calculation	541,813	541,391
Dilution effect
Subscription warrants - indemnification	2,395	2,267
Deferred Stock Plan	1,532	1,851
Weighted average shares outstanding for diluted per share calculation	545,740	545,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.   Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Bahia, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo, Sergipe and Tocantins. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2017	2016
Net revenue from sales and services:
Ultragaz	6,069,340	5,365,524
Ipiranga	67,730,856	66,407,305
Oxiteno	3,957,584	3,700,703
Ultracargo	438,360	355,412
Extrafarma	1,869,466	1,578,210
Others (1)	50,752	45,504
Intersegment sales	(108,936)	(99,703)
Total	80,007,422	77,352,955

Intersegment sales:
Ultragaz	2,217	2,942
Ipiranga	964	-
Oxiteno	919	2,519
Ultracargo	54,174	48,941
Extrafarma	-	-
Others (1)	50,662	45,301
Total	108,936	99,703

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	6,067,123	5,362,582
Ipiranga	67,729,892	66,407,305
Oxiteno	3,956,665	3,698,184
Ultracargo	384,186	306,471
Extrafarma	1,869,466	1,578,210
Others (1)	90	203
Total	80,007,422	77,352,955

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2017	2016
Operating income (expense):
Ultragaz	269,125	288,449
Ipiranga	2,415,534	2,383,585
Oxiteno	140,262	308,177
Ultracargo	74,880	127,904
Extrafarma	(36,854)	(5,577)
Others (1)	3,973	3,172
Total	2,866,920	3,105,710

Share of profit (loss) of joint-ventures and associates:
Ultragaz	1,245	(39)
Ipiranga	(19,777)	(23,178)
Oxiteno	1,417	975
Ultracargo	1,578	(27)
Others (1)	36,210	29,745
Total	20,673	7,476

Financial result, net	(474,296)	(842,576)
Income before income and social contribution taxes	2,413,297	2,270,610

Additions to property, plant, and equipment and intangible assets (excluding intersegment account balances):
Ultragaz	244,187	248,627
Ipiranga	1,077,318	911,927
Oxiteno	466,967	291,294
Ultracargo	105,028	81,166
Extrafarma	171,183	140,454
Others (1)	22,626	17,365
Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	2,087,309	1,690,833
Asset retirement obligation – fuel tanks (see Note 19)	(537)	(483)
Capitalized borrowing costs	(22,243)	(23,980)
Total investments in property, plant, and equipment and intangible assets (cash flow)	2,064,529	1,666,370

Depreciation and amortization charges:
Ultragaz	182,833	158,193
Ipiranga	716,831	695,664
Oxiteno	153,110	149,716
Ultracargo	47,669	43,356
Extrafarma	60,856	42,666
Others (1)	14,652	13,943
Total	1,175,951	1,103,538

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2017	2016
Total assets (excluding intersegment account balances):
Ultragaz	2,438,113	2,308,686
Ipiranga	15,410,667	11,663,289
Oxiteno	6,562,360	6,354,788
Ultracargo	1,394,087	1,535,815
Extrafarma	1,950,000	1,719,524
Others (1)	585,095	577,568
Total	28,340,322	24,159,670

(1) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2017	2016

United States of America (*)	511,912	264,478
Mexico	109,034	103,051
Uruguay	65,876	67,251
Venezuela	22,480	5,989
	709,302	440,769

(*) The increase refers to the construction of a new plant in Pasadena, Texas.

The subsidiaries generate revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2017	2016
Net revenue:
Brazil	78,763,771	76,283,061
Mexico	190,205	183,124
Uruguay	33,873	33,782
Venezuela	54,788	25,393
Other Latin American countries	427,875	448,814
United States of America and Canada	292,709	158,280
Far East	72,469	57,662
Europe	119,097	97,261
Others	52,635	65,578

Total	80,007,422	77,352,955

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31.   Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2017	2016

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	236.4	423.9
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	214.9	323.4
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	930.0	600.9
	1,381.3	1,348.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill	(4,416.2)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(173,1)	(57.1)
	(4,589.3)	(4,793.4)

Foreign currency hedging instruments	1,777.6	2,206.4

Net asset (liability) position – Total	(1,430.4)	(1,238.8)

Net asset (liability) position – Income statement effect	(26.1)	24.8
Net asset (liability) position – Shareholders’ equity effect	(1,404.3)	(1,263.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,430.4 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income statement effect	Real devaluation	(2.6)	(6.5)	(13.0)
(2) Shareholders’ equity effect		(140.4)	(351.1)	(702.2)
(1) + (2)	Net effect	(143.0)	(357.6)	(715.2)

(3) Income statement effect	Real appreciation	2.6	6.5	13.0
(4) Shareholders’ equity effect		140.4	351.1	702.2
(3) + (4)	Net effect	143.0	357.6	715.2

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.g - Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais

	Note	2017	2016
CDI
Cash equivalents	4	4,821.6	3,837.8
Financial investments	4	1,153.0	1,174.5
Asset position of foreign exchange hedging instruments - CDI	31	29.9	28.3
Loans and debentures	14	(7,987.3)	(5,862.3)
Liability position of foreign exchange hedging instruments - CDI	31	(1,877.4)	(2,181.6)
Liability position of fixed interest instruments - CDI	31	(586.6)	-
Net liability position in CDI		(4,446.8)	(3,003.3)
TJLP
Loans –TJLP	14	(301.9)	(404.4)
Net liability position in TJLP		(301.9)	(404.4)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	31	984.3	1,149.7
Loans - LIBOR	14	(1,418.5)	(1,470.1)
Net liability position in LIBOR		(434.2)	(320.4)
TIIE
Loans - TIIE	14	(3.4)	(9.6)
Net liability position in TIIE		(3.4)	(9.6)
SELIC
Loans – SELIC	14	(100.3)	(99.5)
Net liability position in SELIC		(100.3)	(99.5)

Total net liability position exposed to floating interest		(5,286.6)	(3,837.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2017, due to the effect of floating interest rate changes in different scenarios.

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario up to December 31, 2017. Scenarios I, II and III were based on of 10%, 25% and 50% variation, respectively, in the floating interest rate of the base scenario:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk

Interest effect on cash equivalents and financial investments	Increase in CDI	47.3	118.1	236.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.2	0.5	1.0
Interest effect on debt in CDI	Increase in CDI	(67.2)	(168.0)	(336.0)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(38.6)	(94.2)	(186.7)
Incremental expenses		(58.3)	(143.6)	(285.4)

Interest effect on debt in TJLP	Increase in TJLP	(2.3)	(5.6)	(11.3)
Incremental expenses		(2.3)	(5.6)	(11.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.4	3.4	6.8
Interest effect on debt in LIBOR	Increase in LIBOR	(1.7)	(4.4)	(8.7)
Incremental expenses		(0.3)	(1.0)	(1.9)

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.2)
Incremental expenses		(0.0)	(0.1)	(0.2)

Interest effect on debt in SELIC	Increase in SELIC	(1.0)	(2.5)	(4.9)
Incremental expenses		(1.0)	(2.5)	(4.9)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2017	2016

Ipiranga	238,697	182,252
Ultragaz	39,034	33,804
Oxiteno	10,755	10,856
Extrafarma	4,922	3,449
Ultracargo	2,172	2,971
Total	295,580	233,332

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,809.9 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2018 totals R$ 2,676 million. As of December 31, 2017, the Company and its subsidiaries had R$ 6,285.5 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2017 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2017.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	16,571.3	3,809.9	3,514.4	4,968.0	4,279.0
Currency and interest rate hedging instruments (3)	422.2	145.2	136.6	113.4	27.0
Trade payables	2,155.5	2,155.5	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 6.76% in 2018, 8.08% from 2019 to 2020, 9.63% from 2021 to 2022, 10.70% from 2023 to 2033, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.37 in 2018, R$ 3.53 in 2019, R$ 3.77 in 2020, R$ 4.05 in 2021, R$ 4.35 in 2022, R$ 4.66 in 2023, R$ 4.99 in 2024, R$ 5.35 in 2025, R$ 5.73 in 2026 and R$ 6.13 in 2027 (iii) TJLP of 6.75% p.a. and (iv) IGP-M of 4.38% in 2018, 4.13% in 2019, 4.0% from 2020 to 2033 (v) IPCA of 3.9% (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on December 28, 2017 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on December 29, 2017. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

		Notional amount[1]		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Maturity	2017	2016	2017	2016	2017

				R$	R$	R$	R$
				million	million	million	million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Jan 2018 to Oct 2026	US$ 300.0	US$ 350.0	984.3	1,149.7	984.3	-
Receivables in U.S. dollars (Fixed)		US$ 956.6	US$ 1,062.4	823.1	1,084.6	823.1	-
Payables in CDI interest rate		US$ (1,256.6)	US$ (1,412.4)	(1,877.4)	(2,181.6)	-	1,877.4
Total result		-	-	(70.0)	52.7	1,807.4	1,877.4

b – Exchange rate swaps payable in U.S. dollars + COUPON	Jan 2018 to Apr 2018
Receivables in CDI interest rates		US$ 9.1	US$ 8.5	29.9	28.3	29.9	-
Payables in U.S. dollars (Fixed)		US$ (9.1)	US$ (8.5)	(29.8)	(27.9)	-	29.8
Total result		-	-	0.1	0.4	29.9	29.8

c – Interest rate swaps in Brazilian Reais	Oct 2024
Receivables in fixed interest rates + IPCA		R$ 566.1	-	583.3	-	583.3	-
Payables in CDI interest rates		R$ (566.1)	-	(586.6)	-	-	586.6
Total result		-	-	(3.3)	-	583.3	586.6

Total gross result				(73.2)	53.1	2,420.6	2,493.8
Income tax				(4.7)	(36.9)	(4.7)	-
Total net result				(77.9)	16.2	2,415.9	2,493.8

Positive result (see Note 4)				85.8	218.5
Negative result (see Note 14)				(163.7)	(202.3)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2017 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2017, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,256.6 million in notional amount with a liability position, on average of 81.5% of CDI, of which US$ 223.6 million, had an asset position at US$ + 1.17% p.a., US$ 300.0 million had an asset position at US$ + LIBOR + 1.29% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 320.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 115.0 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2017, these swap contracts totaled US$ 9.1 million and, on average, had an asset position at 57.4% of CDI and a liability position at US$ + 0.0% p.a.

c - Hedging against fixed interest rate + IPCA in Brazilian Reais – The purpose of this contract is to change fixed interest rate + IPCA of debentures issued in Brazilian Reais to floating interest. As of December 31, 2017 this swap contract totaled R$ 566.1 million of notional amount, corresponding to the principal amount of the debt and had an asset position at 4.55% p.a. + IPCA and a liability position at 95.2% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2017, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 320.0 million. In 2017, a loss of R$ 143.4 million related to the result of hedging instruments, a gain of R$ 16.5 million related to the fair value adjustment of debt, and a loss of R$ 4.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.7% of CDI (see Note 14.c.1).

On December 31, 2017, the notional amount of interest rate hedging instruments designated as fair value hedges totaled R$ 566.1 million. As of December 31, 2017, a loss of R$ 3.3 million related to the result of hedging instruments, a gain of R$ 19.1 million related to the fair value adjustment of debt, and a loss of R$ 18.5 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operations into 95.2% of CDI.

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge "firm commitments" and non-derivative financial instruments to hedge "highly probable future transactions", to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2017, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 115.0 million, and a loss of R$ 45.4 million was recognized in the income statement. On December 31, 2017, the unrealized gain of “Other comprehensive income” is R$ 5.3 million (loss of R$ 13.8 million on December 31, 2016), net of deferred income and social contribution taxes.

On December 31, 2017, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On December 31, 2017, the unrealized loss of “Other comprehensive income” is R$ 30.5 million (loss of R$ 12.1 million on December 31, 2016), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2017, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 113.0 million. On December 31, 2017, the unrealized loss of “Other comprehensive income” is R$ 6.2 million (loss of R$ 2.8 million on December 31, 2016), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders' equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	2017
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(72.1)	5.3
b – Exchange rate swaps payable in U.S. dollars (ii)	3.2	-
c – Interest rate swaps in R$ (iii)	15.9	-
d – Non-derivative financial instruments (iv)	(104.2)	(36.7)

Total	(157.2)	(31.4)

	R$ million
	2016	2016
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(177.0)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.2	-
c – Interest rate swaps in R$ (iii)	(0.5)	-
d – Non-derivative financial instruments (iv)	(28.5)	(14.9)

Total	(196.8)	(28.7)

(i) Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais.

(iv) Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			2017		2016
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	147,926	147,926	113,318	113,318
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	4,821,605	3,837,807	3,837,807
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	323,033	323,033

Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	68,742	68,742	113,640	113,640
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	1,053,369	1,053,369
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	7,449	7,449
Fixed-income securities and funds in foreign currency	Available for sale	4	129,131	129,131	34,775	34,775
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	85,753	218,458	218,458

Total			6,369,928	6,369,928	5,701,849	5,701,849

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,047,809	1,047,809	1,428,907	1,428,907
Financing	Measured at amortized cost	14	6,740,872	6,761,907	6,990,269	6,881,085
Debentures	Measured at amortized cost	14	5,035,247	5,037,072	2,746,881	2,746,915
Debentures	Measured at fair value through profit or loss	14	554,402	554,402	-	-
Finance leases	Measured at amortized cost	14	48,515	48,515	48,716	48,716
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	163,749	163,749	202,357	202,357
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	171,459	171,459	153,429	153,429

Total			13,762,053	13,784,913	11,570,559	11,461,409

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•

The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	The fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2017 and 2016. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries:

	Category	Note	2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	147,926	147,926	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	4,821,605	4,821,605	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	32,473	32,473	-	-
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	68,742	68,742	-	-
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,076,849	1,076,849	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	129,131	40,556	88,575	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	85,753	-	85,753	-
Total			6,369,928	6,195,600	174,328	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,047,809	-	1,047,809	-
Financing	Measured at amortized cost	14	6,761,907	2,523,643	4,238,264	-
Debentures	Measured at amortized cost	14	5,037,072	-	5,037,072	-
Debentures	Measured at fair value through profit or loss	14	554,402	-	554,402	-
Finance leases	Measured at amortized cost	14	48,515	-	48,515	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	163,749	-	163,749	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	171,459	-	171,459	-
Total			13,784,913	2,523,643	11,261,270	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	-	-
Financial investments:
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	-	-
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	-	218,458	-
Total			5,701,849	5,480,783	221,066	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	-	1,428,907	-
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	-
Debentures	Measured at amortized cost	14	2,746,915	-	2,746,915	-
Finance leases	Measured at amortized cost	14	48,716	-	48,716	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	-	202,357	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	153,429	-	153,429	-
Total			11,461,409	2,338,920	9,122,489	-

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3 as of December 28, 2017. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.83 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 29, 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 29, 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	198,138	690,432	1,182,726
(2) Debts/firm commitments in dollars	appreciation	(198,130)	(690,415)	(1,182,700)
(1)+(2)	Net effect	8	17	26

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(97)	7,486	15,069
(4) Gross margin of Oxiteno	devaluation	97	(7,486)	(15,069)
(3)+(4)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract quoted on B3 as of December 28, 2017 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures - CRA
(1) Fixed rate swap - CDI	Decrease in	13,691	95,292	192,204
(2) Fixed rate debt	Pre-fixed rate	(13,691)	(95,292)	(192,204)
(1) + (2)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.   Commitments (Consolidated)

a. Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 2017, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,142
Ipiranga	R$ 924
Ultracargo	R$ 740
Ultragaz	R$ 150
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c. Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2017	38,321	62,832	-	101,153

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2017	payable	167,733	530,744	444,582	1,143,059
	receivable	(60,705)	(178,696)	(128,307)	(367,708)

The expense recognized in 2017 for operating leases was R$ 160,465 (R$ 101,330 in 2016), net of sublease income.

33.   Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities. Not withstanding that, the Brazilian Federal Public Prosecutor denounced the subsidiary Tequimar in the criminal sphere, which shall wait for the court summons in order to take the necessary measures for its defense.

The decommissioning stage of the affected area were completed. In June 2017, the licensing required for the return to operation of 67.5 thousands cubic meters from the total of 150 thousands cubic meters affected by the fire was obtained. The remaining tanks continue to be paralyzed and in the process of recovery for subsequent licensing and start of operation.

As of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recognized. In the first quarter of 2017, Ultracargo received the full amount from the insurers. As of December 31, 2017, the indemnities to customers and third parties remaining amount is R$ 72,216. In addition, as of December 31, 2017, there are contingent liabilities not recognized related to lawsuits and extrajudicial lawsuits in the amount of R$ 88,075 and R$ 25,852 (R$ 96,408 e R$ 16,637 as of December 31, 2016), respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

34.                 Subsequent Events

Acquisition under approval

On January 30, 2018, the Company through its subsidiary Tequimar entered into a sale and purchase agreement for the acquisition of 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”), owned by Raízen Energia S.A. and Raízen Araraquara Açúcar e Álcool Ltda, which had already been operated by the subsidiary Tequimar in the Port of Santos. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE. On February 14, 2018, this transaction was approved without restrictions through an opinion issued by the General Superintendence of CADE. The parties must wait 15 days for the approval to be formally validated.

Issuance of Debentures

In February 2018, the Company made its sixth issuance of debentures in a single series of 1,725,000, simple, non-convertible into shares, nominative, book-entry and unsecured debentures with a par value of R$ 1,000.00, final maturity in 5 years (lump sum at final maturity) and interest of 105.25% of CDI.

2017 MANAGEMENT REPORT

Dear shareholders,

The management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) submits to its shareholders its Management Report and the Company’s Financial Statements for 2017. The information is accompanied by the unqualified independent audit report, which Management has discussed and reviewed.

Corporate Profile

Ultrapar is a multi-business company with 80 years of history and currently holds significant positions in the five segments in which it operates. It shows great capillarity and nationwide coverage across Brazil in distribution and specialized retail through Ipiranga, in the fuels segment; Ultragaz, in the liquefied petroleum gas – LPG segment; and, through Extrafarma, with drugstore retail operations in Brazil‘s North, Northeast and Southeast regions. The Company also stands out in the specialty chemicals industry through Oxiteno, a Latin-American leader; and in bulk liquids storage through Ultracargo, present in six Brazilian ports.

Ultrapar’s stock has been trading since 1999 in the New York Stock Exchange – NYSE with Level III ADRs and in the São Paulo Stock Exchange (Brasil, Bolsa, Balcão-B3), having joined the Novo Mercado in 2011.

Message from Management 2017

Over the course of 80 years, and with recognized planning, investment and execution capabilities, Ultra has built an important legacy that took it from a family business that pioneered LPG distribution to one of the largest companies in Brazil with resilient and well-structured businesses.

Ultra’s longevity is the outcome of a management model devised with value creation in mind, using practices that aim at engaging employees, charm customers, foster market innovation, pursue operational excellence, operate ethically before all stakeholders, align interests, and apply high corporate-governance standards. Our confidence in this model has kept us focused on our long-term objectives, even in another challenging year as 2017.

After two years in a deep recession, 2017 was marked by a transition from an unprecedented crisis in Brazil and the beginning of the country’s economic recovery, a shift characterized by the period’s low inflation, which, in its turn, allowed the basic interest rate reduction. Despite being incipient, the improving economic scenario recently enabled unemployment rates to stabilize and the population’s average income to increase. As a consequence, the consumer confidence index – which attempts to measure how consumers feel about the economy overall and their personal finances – began to improve as well.

Besides the transitioning economic scenario, our operational scenario also experienced important changes and events. This required us to be flexible and react fast to continue to follow our plans. The CADE’s (Administrative Council for Economic Defense) decision against the purchase of ALESAT, for example, led us to review our investments over the course of 2017. Our teams’ promptness enabled us to execute bigger investments than originally planned, at R$ 2.3 billion in 2017, a record annual amount invested by Ultra. Another important change was the new oil derivatives pricing model in our country, which strengthens the industry in general and is based on international benchmarks, with constant price changes at refineries. The new dynamics also brought forth a different operation mode at Ipiranga and Ultragaz, which reacted quickly to continue to provide quality, distinguished service to their customers and resellers. We continue to target efforts before CADE in pursuit of the approval of the Liquigás acquisition.

Ipiranga maintained the same investment strategy as in previous years, aiming at speeding up the pace of fuel stations and convenience stores additions, strengthening our reseller partners and expanding our distribution infrastructure. We added 442 service stations (592 additions and 150 removals) to our network over the year, and reached yearend 2017 with 8,005 Ipiranga stations. Together with our network expansion and keeping up our differentiation through innovation and convenience, another key aspect of Ipiranga’s strategy, we added 250 new am/pm franchises, 141 Jet Oil units, 179 bakeries, and 116 beer caves, among other initiatives. We intend to increase the number of services and products offered, enhancing the complete service station concept among our consumers’ perception, increasing traffic into service stations and additional value to our resellers.

In an effort to develop projects to enable future growth, we kept up the Oxiteno internationalization strategy, continuing to build the new plant in Pasadena, Texas, in 2017. The unit is set to open in the first half of 2018 and will allow Oxiteno to compete more effectively in the United States, the world’s biggest market for surfactants. Presence in this market is also strategic due to its attractive raw-materials and infrastructure conditions. Together with international expansion, we also evolved on our research, development and innovation activities, adding 29 new products to our portfolio.

2017 MANAGEMENT REPORT

A focus on innovation and operational excellence also proved to be key at Ultragaz. The Company advanced its strategy based on reseller network improvement, service differentiation through technology and information systems support, and the creation of new sales channels. These steps were crucial to address the dynamics of LPG distribution market, which in the second half of 2017 began to follow international benchmarks, with more frequent price variations.

In June 2017, Ultracargo partially resumed activities for the storage capacity that was affected in the 2015 fire in the Santos terminal, with the return to operations of 67.5 thousand cubic meters in capacity. Besides that, Ultra also posted improved operational indicators, as strong volumes of fuels handling at ports persisted in 2017. Diligent, transparent and responsible action in the face of the event’s consequences was used as a learning experience and as a knowledge base for reinforced investment in continued safety improvements at other terminals.

After the new release of the Extrafarma brand in the previous year, with a positioning that underscores the attributes of reliability and a close relationship with customers, we increased the pace of network expansion with the new store model, and opened 100 new stores throughout 2017. We concentrated our expansion in the North and Northeast regions, where we are market leaders in the states of Pará, Maranhão and Amapá. We also increased our presence in the states of Ceará, Rio Grande do Norte and Piauí, and started or expanded operations in Pernambuco, Bahia, Paraíba, Tocantins and Sergipe. In 2017, we also expanded our operation to the state of São Paulo, where we opened 22 stores and are already reaping the benefits of consumer perception of our network. We reached yearend with 394 stores and presence in 12 states.

Ultra’s value-generation virtuous cycle, driven by culture, people and organization, is the secret behind the successful track record of investments and results over the past 80 years. We reaffirm our commitment to our stakeholders. We will continue to pursue our strategy responsibly, serving our customers with passion, innovating continuously, and investing with discipline and planning to enable future growth.

Socioenvironmental philosophy, innovation and operational excellence

Ultrapar values the business ethics, citizenship culture, and excellence in health, safety and environmental standards. Sustainability has been one of the fundamentals of the Company’s corporate culture.

Ultra’s Sustainability Model includes five pillars – Safety, Environment, People, Products and Services, and Value Chain, which break down into 28 performance and management indicators, together with corporate sustainability guidelines. Due to the peculiarities of each market in which we operate, our businesses maintain individual socioenvironmental action policies. As a part of this ongoing effort to improve sustainability actions, we joined B3’s Carbon-Efficient Index Portfolio (ICO2). Once again, we took part, as we have been doing for years, of the survey held by the Carbon Disclosure Program (CDP), an international organization that encourages and provides a global system for companies and cities to measure, publish, manage and share environmental information. Also in 2017, the Exame Sustainability Guide recognized Ultra for its Ethics and Compliance Program, which uses films and training programs to engage through emotional content and influence employee’s decisions and behavior. Also on this front, the corporate movie “8 de Outubro” won awards in three categories in the Cannes Corporate Media & TV Awards, the world’s biggest corporate film festival.

People

As one of the elements that maintains Ultra’s value creation virtuous cycle tripod, human capital is the essence that forms Ultra’s dynamic and enterprising element. Growth and value creation are a two-way path where engagement, collaboration and integration have a marked impact on productivity, profitability, the level of service provided to customers, and the Company’s reputation, image and competitiveness, thereby driving Ultra’s growth, as well as its employees’ professional growth. Ultra’s multi-business model and structure, with a culture that fosters the development of employees and leaders, ends up serving as a talent pool, allowing people to move across different areas and businesses. In 2017, more than 1,000 employees were internally transferred, and we added 1,275 direct jobs.

2017 MANAGEMENT REPORT

Two principles that sustain this employees’ professional growth two-way are Ultra’s investment in the development of new skills and the constant search for talent. In this sense, approximately 335 young employees took part in young professionals, internship and trainee programs in 2017, when we invested in approximately 400 thousand hours of training for our employees.

Customers, resellers and suppliers

Another element is Ultra’s culture, which, in addition to constantly pursuing innovation, has always stood out for its customer service excellence, striving ethically for the best results, a characteristic that also drives our relationships with our extensive suppliers and resellers network.

Ipiranga is known for its innovation- and convenience-based approach to differentiation, offering comfort and solutions to customers who, in addition to filling up their tanks, may also rely on oil-change services at Jet Oil network, and meet basic shopping needs at our convenience-store network am/pm. Under the new concept, the latter now meets the needs of the neighborhood, with bakeries, mini-markets, groceries, and fast meals. All of these services generate points under Km de Vantagens, the biggest loyalty program in Brazil, which give access to a wide benefit program, including, airline tickets, tickets for concerts and movie theaters and discounts in fuel puchases, among a wide and growing basket of benefits. In 2017 Ipiranga launched Octapro, a high-octane gas that features a combination of cutting-edge additives and, among other benefits, helps engines reach their top power and improves drivability.

Innovation is the recipe for Oxiteno’s growth, with focus on specific solutions for each customer to improve their final products’ performance, causing the least socioenvironmental impact. Oxiteno has invested R$ 53 million in research and development in 2017.

Despite its maturity, the LPG market is quite dynamic and requires Ultragaz, the segment leader, to constantly reinvent itself. With frequent training programs for our resellers network, we strive to maximize customer satisfaction and loyalty. We use data combination and analysis to build closer ties with our resellers and end consumers, to which we offer new forms of relationship and customized service offerings, in addition to more convenient ways to order, receive and pay for their LPG.

Ultracargo’s history is marked by the Company’s transformation, borne out of a need for specialized logistics for hazardous products. Seeking to adjust to its customers’ needs, the Company has evolved into a port logistics operator and, in 2017, benefiting from a more intense flow of chemicals and fuels, as a reflection of the beginning of the economic recovery, as well as of fuels markets dynamics.

Through the new release of the Extrafarma brand, under a new store model that is more appealing to customers, revised categories, with a wider and more easily viewed selection of merchandise and, a new promotional model, we aimed at drawing closer to our customers. Thus, we provided a differentiated shopping experience and increased the pace of store openings, thereby expanding the network’s capillarity. The Clube Extrafarma loyalty program continues to grow and had over 6.5 million participating customers by the end of 2017.

Capital Markets

Ultrapar’s shares trade on B3 and reached yearend 2017 at R$ 75.00, a 10% appreciation in the period.

Ultrapar declared R$ 951 million in dividends in 2017, up 5% from the previous year. This amounts to a dividend yield of 2.4% on the average price of the stock in 2017.

Capital Markets

	2017	2016	D (%)
			2017v2016
Market Value[1] (R$ million)	41,730	38,086	10%
Closing price – UGPA3 (R$/share)	75.00	68.45	10%
Closing price – Ibovespa (points)	76,402	60,227	27%
Closing price – UGP (US$/ADRs)	22.73	20.74	10%
Closing price – Dow Jones (points)	24,719	19,763	25%
Average volume/day² (shares)	1,809,293	1,950,837	-7%
Average financial volume/day² (R$ 000)	131,059	132,999	-1%
[1] Calculated based on endo of the period price for the period x total shares.
[2] Included data from B3 e NYSE

Relationship with Independent Auditors

Ultrapar’s and its subsidiaries’ independent audit hiring policies are intended to guarantee the absence of conflicts of interests and of any loss of Independence or objectivity, as reflected in the principles that preserve auditors’ independence.

In the fiscal year ending on December 31, 2017, Ultrapar and its subsidiaries did not hire its independent auditors for any activities not directly related to financial statement audits. The total amount of the independent auditors’ fees in connection with 2017 financial statement audit services was R$ 5.9 million.

KPMG started providing external audit services to Ultrapar in 2017.

2017 MANAGEMENT REPORT

2017 FINANCIAL PERFORMANCE ANALYSIS

Economic and operational environment

After two difficult years in deep recession, Brazilian GDP started 2017 in a downward trend, with gradual recovery of the economic activity throughout the year. The early expectations on the economy resumption were gradually confirmed by an increase in real average income and stable unemployment rates. The beginning of the economic situation upturn allowed continued reduction of the basic interest rate, which dropped from 13.75% at yearend 2016 to 7.00% in 2017. The average price of the US Dollar relative to the Brazilian Real in 2017 was R$ 3.19 vis-à-vis R$ 3.49 in 2016, a 9% drop. After four years of decreasing indicators, the number of light vehicles registered resumed growth and reached 2.2 million units, up 9% from 2016. The decision of OPEC members to reduce oil production until November 2018 influenced the international oil price, which was US$ 57/barrel (Brent) when 2017 began and reached yearend at US$ 67/barrel, up 18%. In the petrochemical Market, ABIQUIM data show a 6% increase in National Apparent Consumption in 2017. As for pharmaceuticals retailing, Abrafarma data show 9% bigger gross revenue in 2017.

Ipiranga

Ipiranga’s sales volume remained stable compared to total sales in 2016 with a decrease in volume in the first half of the year and increasing volume in the second half. Despite the increase in fuel prices over the course of the year, the volume of light-vehicle fuels sold (Otto cycle) was up 1%, impacted by fleet expansion. In line with the economy’s performance, the volume of Diesel only began to increase in the second half, and reached yearend at an accumulated reduction of 2%.

Despite stable sales volumes, Ipiranga’s net revenues were up 2%, in line with the costs, due mainly (i) to shifts in diesel and gasoline prices, which, are now more frequently adjusted to reflect international benchmark prices, (ii) to the increase in fuels’ taxes (PIS/Cofins) in June 2017, (iii) to the greater share of gasoline in the 2017 sales breakdown, and (iv) the strategy of constant fueling station services and convenience innovation, generating improved customer satisfaction and loyalty.

The cost of goods sold was up 2%, due mainly to shifts in the costs of diesel and gasoline and to the increase in fuels’ taxes (PIS/Cofins) in June 2017.

General, administrative and sales expenses were up 8% due (i) increase in unit freight, (ii) higher expenses with projects and strategic initiatives, particularly those connected with the association with Chevron for lubricants, and (iii) expansion of the service stations and franchises networks.

Ipiranga’s 2017 EBITDA was R$ 3,137 million, up 2% from 2016, in line with the revenues growth due mainly (i) to the strategy of constant services and convenience innovation at service stations, and (ii) improved sales breakdown with a bigger share of gasoline in the mix.

Ipiranga invested R$ 1,336 million, with nearly 50% in the expansion of its network (branding unbranded stations, opening new stations, and new customers) and am/pm and Jet Oil franchises, and the remaining 50% in logistics bases, contracts renewals and maintenance. Out of Ipiranga’s total investments, R$ 1,060 million concern fixed assets and additions to intangible assets, and R$ 277 million concern financing to customers net of repayments.

Oxiteno

In 2017, Oxiteno posted record-breaking sales volume, up 7% from 2016. This came as a result of 16% and 5% increases in the volumes of commodities and specialty chemicals, respectively, reflecting the pre-marketing volume sold to USA due to the new plant in Pasadena, along with bigger growth of internal market than the recovery of Brazil’s economy.

Oxiteno’s net revenues were up 7%, due mainly to the greater sales volume. On the other hand, the average price of the Brazilian Real, up 9%, partly offset these effects.

The cost of goods sold was up 15% in 2017 due (i) to the greater sales volume, (ii) costs associated with the lengthy stoppage of the Oleoquímica plant, and (iii) higher pre-operational costs at the new Pasadena plant, partially compensated by a stronger Brazilian Real.

General, administrative and sales expenses were up 8% due to higher freight expenses, because of the greater volume sold and pre-operating expenses at the new Pasadena plant.

Oxiteno’s 2017 EBITDA was R$ 295 million, down 36% from 2016 despite the increase in total volumes. The reduction is due mainly (i) to the R$ 0.30/US$ appreciation of the average price of the Brazilian Real in 2017, (ii)  higher volatility of certain raw materials prices, (iii) the lengthy stoppage of the Oleoquímica plant, and (iv) pre-operational costs at the new Pasadena plant.

Oxiteno invested a total of R$ 463 million in 2017, mostly in maintenance of its production units and the construction of the new US plant.

2017 MANAGEMENT REPORT

Ultragaz

Ultragaz’s total sales volume was down 1% in 2017. Despite the stable sales volume in the bottled segment, due to investments to add new resellers, the bulk segment posted a 3% reduction, explained by the loss of some customers to natural gas.

Ultragaz’s net revenues were up 13% in 2017, due mainly (i) to the higher cost of bottled and bulk LPG at refineries, which now follow international benchmark prices, (ii) the bigger sales volume of bottled LPG as a result of new commercial initiatives to capture new customers and resellers, and (iii) the differentiation and innovation strategy. The lower share of bulk gas in sales partly offset the revenues growth.

The cost of goods sold was up 14%, due mainly to the higher cost of LPG at refineries.

As result of initiatives to reduce expenses, general, administrative and sales expenses growth was lower than the period’s inflation, increasing by 2% in 2017.

The “Other operating income” line reached yearend 2017 with net expenses of R$ 79 million, from R$ 4 million in net revenues in 2016. In 2017, Ultragaz registered R$ 84 million in expenses associated with an one-off contingency related to the signing of a Cease and Desist Agreement (“Termo de Compromisso de Cessação de Prática”) that put an end to proceedings before anti-trust authority CADE.

Ultragaz's EBITDA was R$ 453 million, up 1% from 2016 as a result of costs and expenses cutting initiatives, as well as commercial actions intended to capture new customers and resellers, and of the differentiation and innovation strategy. If the above-mentioned R$ 84 million contingency expense is not considered, Ultragaz EBITDA posted a 20% growth.

Ultragaz invested R$ 215 million mainly in the bulk segment, in bottles replacement and acquisition, and bottling bases maintenance.

Ultracargo

Total average storage at Ultracargo was up 8% due mainly to the increased fuels handling at the Santos, Suape and Itaqui terminals, reflecting the partial resumption of activities and the higher demand for fuels’ handling at Brazilian ports.

Net revenues were up 23% in 2017 due to increased average storage and greater fuels handling, improved productivity at Ultracargo and partially resumed activities in Santos.

The cost of services provided was up 10%, due mainly to higher payroll and materials costs, in line with the greater volume in storage.

General, administrative and sales expenses were up 13% in 2017, due mainly to (i) payroll expenses because of the additional personnel, the annual salaries’ adjustment and higher variable compensation, in line with operating indicators growth, and (ii) higher costs incurred with consultancies and legal advice.

The “Other operating income” line reached yearend 2017 with R$ 37 million in net expenses. In 2016, Ultracargo had R$ 134 million in revenues from fire insurance in addition to fire-linked expenses, leading “Other operating income” to R$ 71 million yearend.

Ultracargo’s EBITDA was down 28% to R$ 124 million in 2017. Excluding the extraordinary events, Ultracargo’s EBITDA would grow by 58%, because of increased volume handling in its terminals.

Ultracargo invested R$ 86 million in 2017, mainly in terminal security systems modernization and infrastructure maintenance at existing terminals.

Extrafarma

Extrafarma opened 100 new stores and closed 21 in 2017, for a 25% expansion (79 stores) of the network.

Extrafarma’s gross revenues were up 18% in 2017 due to 25% increase in retail sales (except for telephony), a result of the bigger average store network and 12% greater same store sales (except for cellular phones sales). The growth was partly offset by a 17% decrease in cellular phones revenues, and lower revenues from the wholesale segment.

The cost of goods sold was up 19% in 2017, due mainly to the greater sales volume and the annual adjustment in medicine prices as authorized by the Medicine Market Regulation Chamber (“Câmara de Regulação do Mercado de Medicamento” – CMED). Gross profits were R$ 592 million, up 17% due to the sales growth.

General, administrative and sales expenses were up 22% in 2017. The increase is due to the 23% greater average number of stores and to non-recurring expenses with the transfer of the distribution center from Belém to Benevides, and indemnities in 1Q17. Excluding the mentioned one-off and the impacts from new stores, expenses grew bellow inflation as consequence of initiatives to increase productivity.

Extrafarma’s EBITDA was R$ 24 million, down 35% from 2016 because of the greater number of maturing stores, which went from 45% of the chain in 2016 to 55% in 2017, and expenses with the transfer of the distribution center to Benevides. The drop was cushioned by strategic and commercial initiatives intended to reduce costs and increase efficiency.

Extrafarma invested R$ 170 million in 2017, mainly in the opening of new stores, information technology systems and remodeling of existing stores.

2017 MANAGEMENT REPORT

Ultrapar

Net revenues from sales and services

As  consequence of the revenues increase in every business, Ultrapar’s net sales and services revenues were R$ 80,007 million in 2017, up 3% from 2016.

Cost of goods sold and services provided

Ultrapar’s cost of goods sold and services provided was R$ 72,736 million in 2017, up 3% from 2016 as a result of growth in every business.

Gross profit

Ultrapar posted R$ 7,272 million in gross profits in 2017, up 4% from 2016, as a result of combined growth in business.

General, administrative, sales and commercial expenses

Ultrapar’s general, administrative, sales and commercial expenses were R$ 4,462 million in 2017, up 9% from 2016 because of the effects of inflation on expenses and other specific reasons in each business.

Other operating income

In 2017, Ultrapar posted revenues net of expenses, in other operating income of R$ 59 million, versus R$ 199 million in net revenues in 2016, due (i) to the effects of the April 2015 fire in Santos, with a positive impact of R$ 68 million in 2016, due mainly to recovery from insurers, and a negative impact of R$ 39 million in 2017; and (ii) the Cease and Desist Agreement that Ultrapar signed, with a negative impact of R$ 84 million in 2017.

Disposal of property

In 2017 Ultrapar posted disposal of property expenses of R$ 2 million, compared with net expenses of R$ 6 million in 2016, due mainly to the lower sales of Ipiranga real estate.

Ebitda

Ultrapar’s consolidated EBITDA was R$ 4,064 million in 2017, down 4% from 2016. If adjusted by the positive one-off effects of the related to the exclusion of the ICMS sales tax from the calculation base for PIS and COFINS taxes of Oxiteno, and by the negative effects associated with the signing of the TCC at Ultragaz and, effects related to the fire at Santos in 2015 at Ultracargo, Ultrapar’s EBITDA would have remained stable over 2016 results.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2017 were R$ 1,176 million, up 7% from 2016 because of the investments made in the period.

Operating income

Ultrapar posted R$ 2,867 million in operating income in 2017, down 8% from 2016 because of the lower operating income in every business, with the exception of Ipiranga.

Financial income

Ultrapar’s financial income was R$ 474 million in net expenses in 2017, down R$ 368 million from 2016 despite the greater net debt, due mainly to the lower CDI rate for the period, and  foreign exchange effects in the period.

Net income for the period

Ultrapar’s consolidated net income was R$ 1,574 million in 2017, stable relative to 2016, mainly due to the period’s lower financial expense, partly offset by the reduced EBITDA YOY and higher amortization and depreciation because of investments made over the course of 2017.

2017 MANAGEMENT REPORT

Indebtedness
Ultrapar reached yearend 2017 with R$ 13,591 million in gross debt and R$ 6,370 million in gross cash, getting to R$ 7,221 million net debt. This was up R$ 1,505 million from 2016. Net debt at yearend 2017 was 1.78x the EBITDA of the 12 preceding months, from 1.36x at yearend 2016.

Investments and prospects

Ultrapar’s 2017 investments net of divestments and repayments were R$ 2.3 billion.

Ultrapar’s 2018 organic investment plan totals R$ 2,676 million, demonstrating the continued presence of good opportunities for organic growth and productivity gains, as well as for modernizing existing operations. The amount does not include potential acquisitions or investments related to Liquigás, a deal announced on November 17, 2016 and currently under CADE appreciation.

At Ipiranga, the approved limit is R$ 1,545 million, of which approximately 50% are intended to increase the pace of expansion of the resellers network by adding fueling stations and am/pm and Jet Oil franchises, in addition to new customers in the corporate segment. The other 50% aim at expanding the logistics infrastructure as a means to support growth and increase productivity, and for activities maintenance and modernization, particularly contracts renewals and information technology in support of innovation and efficiency projects.

The R$ 343 million investment approved for Oxiteno will be deployed mainly to production units’ modernization and maintenance, for the purposes of improved productivity; to information systems; and includes US$ 34 million intended to complete the new ethoxylation unit in Pasadena, Texas (USA), which we plan to complete in the first half of 2018. The new unit’s production capacity will be 120 thousand tons per year.

At Ultragaz, the approved amount of R$ 284 million covers R$ 190 million investments in operations maintenance and modernization; technology, with a focus on new systems in support of operations growth and quality; and R$ 94 million allocated to expanding the resellers chain and bulk customers portfolio.

Ultracargo is expected to invest R$ 115 million in the Itaqui and Suape terminals, which completions are expected in 2019 and 2020, respectively; and in continued terminal safety and infrastructure improvements, for a total approved amount of R$ 247 million.

At Extrafarma, we plan to invest R$ 232 million particularly in new stores and the associated logistics infrastructure. These will concentrate in the North and Northeast and in São Paulo state, and in information technology.

The plan also covers continued modernization of the information systems at every business to enable increasingly better customer service, improve logistics efficiency, develop new forms of selling, and expanding our relationships with resellers and partners.

The ability to consistently plan and execute these strategic initiatives, together with inorganic investments, will allow Ultrapar to maintain a sustained growth path, maintaining the lead earned in the segments in which we operate.

We thank our shareholders, customers, employees, suppliers, services providers and other stakeholders for another year of growth.

4Q17 EARNINGS RELEASE

São Paulo, February 21, 2018 –  Ultrapar Participações S.A. (Brazil: UGPA3/USA: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter of 2017.

Net revenues	EBITDA	Net earnings
R$ 21.6 billion 13% YoY 5% QoQ	R$ 1.1 nillion -5% YoY -14%QoQ	R$ 401 million -8% YoY -28%QoQ

Investments	Operating cash flow[1]	Market cap	Dividends
R$ 798 million	R$ 2.3 billion	R$ 42 billion	R$ 489 million

12017

Highlights:

· Ultrapar announces its 2018 organic investment plan totaling R$ 2.7 billion.
· Distribution of R$ 489 million in dividends approved relative to 2H17, leading to a 60% payout over 2017 profits, up 5% from 2016.
· Extrafarma hits the mark of 100 store openings in the year and reaches yearend 2017 with 394 stores.
· Ultracargo enters into an agreement for the acquisition of TEAS, with 46 thousand m³ capacity currently operated by Ultracargo in the Santos Port.

After two years in a deep recession, 2017 was marked by a transition from an unprecedented crisis in Brazil to the beginning of the country’s economic recovery. Even in such a challenging context, Ultra remains confident in its businesses’ resilience and potential, positioning to benefit from the coming years’ expected growth. We carried out our robust R$ 2.3 billion investment plan focusing on the accelerated expansion of the Ipiranga service station and Extrafarma drugstore networks, as well as on preparations for the start up of operations at Oxiteno’s Pasadena plant and the establishment of Iconic, a new lubricants enterprise in partnership with Chevron. We plan additional investments of R$ 2.7 billion in 2018 that, combined with our management model designed for value generation, outline a new cycle of sustained growth for Ultra.

1

4Q17 Conference Call

Ultrapar will be holding a conference call for analysts on February 22, 2018 to comment on the company’s performance in the fourth quarter of 2017 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Conference call in Portuguese: 9h00 (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: 0800-7265606 (available for 7 days)

Code: Ultrapar

Conference call in English: 10h30 (US EST)

International participants: +1 (412) 317-5430

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for 7 days)

Code: 10116070

WEBCAST live over the Internet at ri.ultra.com.br. Please connect 15 minutes in advance.

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this earnings release is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them. Except when otherwise indicated, the information presented in this document compares 4Q17 and 4Q16.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 4, 2012.

2

Executive summary
Indicators	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Average exchange rate (R$/US$)	3.25	3.29	3.16	(1%)	3%	3.19	3.49	(9%)
Brazilian interbank interest rate (CDI)	1.8%	3.2%	2.3%			9.9%	14.0%
Inflation in the period (IPCA)	1.1%	0.7%	0.6%			2.9%	6.3%
IBC - Br¹	138.0	133.7	136.3	3.2%	1.3%	136.3	134.5	1.3%
Average Brent crude oil (US$/barrel)	61	50	52	23%	19%	54	44	23%

 1Seasonally adjusted quarterly average.

Ultrapar reported consolidated EBITDA of R$ 1,067 million in 4Q17 (-5%). Net income was R$ 401 million in 4Q17 (-8%).

Ipiranga

Reinforcing the recovery trend seen since the previous quarter, Ipiranga’s volume was up 4% from 4Q16, with 1% growth in the Otto cycle segment and a 6% growth in diesel. This was a result of the increase in new vehicle registrations, the Brazilian economy’s gradual recovery, and the speed up in the expansion of the service station network. In line with volume growth, EBITDA amounted to R$ 895 million, up 4% from 4Q16.

Oxiteno

In another quarter of growing operational performance, Oxiteno’s volume was 201 thousand tons in 4Q17, up 16% year-over-year. In addition to the increased volumes in specialty chemicals and commodities, the preparation for the operational start up of the new plant in Pasadena (US) in 2018 is underway with additional volumes of pre-marketing sales. As a result, Oxiteno’s EBITDA was up 68% from 4Q16 and amounted to R$ 76 million.

Ultragaz

Ultragaz’s volume was down 3% year-over-year, with a decline in the bottled and bulk segments due to the less favorable operating environment, as a result of successive LPG cost variations and increased sales to industrial customers in 4Q16. This quarter, Ultragaz’s EBITDA endured an extraordinary negative effect of R$ 84 million due to the Cease and Desist Agreement entered into with Brazilian Anti-Trust Authority (CADE) in November 2017. Ultragaz’s EBITDA amounted to R$ 52 million, down 58% year-over-year. A similar comparison excluding the extraordinary effects shows Ultragaz’s EBITDA up 11% due to strategic initiatives of differentiation and cost reductions, despite the lower sales volume.

Ultracargo

Ultracargo’s average storage was up 9% from 4Q16, reflecting the business opportunities associated with increased fuel handling and a partial resumption of activities in the Santos terminal in June 2017. Ultracargo’s EBITDA was R$ 37 million in the quarter, down 50% year-over-year due to insurance recoveries in the amount of R$ 74 million in 4Q16. With the exclusion of non-recurring expenses and revenues associated with the Santos incident, EBITDA was up 87%.

Extrafarma

Extrafarma ended 4Q17 with 394 stores, opening 36 new units in the quarter and 100 in the last 12 months. The smaller growth of retail sales, due to the strong comparison basis of the 4Q16 and a less favorable operating environment, combined with the larger number of maturing stores and the concentration of inventory losses in the quarter, led to a R$ 3 million EBITDA, down 77% year-over-year.

3

Ipiranga
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Total volume (000 m³)[1]	5,908	5,690	6,059	4%	(3%)	23,458	23,507	0%
Diesel	2,887	2,713	3,156	6%	(9%)	11,743	11,932	(2%)
Otto cycle	2,931	2,890	2,814	1%	4%	11,367	11,208	1%
Others[2]	89	87	90	3%	0%	348	367	(5%)
EBITDA (R$ million)	895	863	954	4%	(6%)	3,137	3,080	2%

1Starting in Dec/17, total volume includes volume from Iconic, the lubricants JV with Chevron

² Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Volume totaled 5,908 thousand m³ in 4Q17 (+4%), reinforcing the recovery trend seen since 3Q17. The Otto cycle’s performance was 1% higher than the 4Q16, a reflection of the growing number of new light-vehicle registrations in the period and of investments in the expansion of the service station network, despite the persistently challenging competitive field and the lower number of working days in 4Q17. Diesel volume was up 6% from 4Q16, the second consecutive quarter of growth, in line with the economy’s gradual recovery and the rise in registrations of diesel-powered vehicles. Compared with 3Q17, volume was down 3%, but up 4% in the Otto cycle, due to seasonality effects between periods. Ipiranga’s total volume was 23,458 thousand m³ for the year, stable compared with 2016.

Net revenues – Total of R$ 18,177 million in 4Q17 (+11%), due mainly (i) to variations in fuel costs, including the increase in PIS/Cofins taxes levied on fuel in July 2017, (ii) increased sales volume and (iii) the strategy of constant innovation in services and convenience at the station, despite the less favorable sales mix in 4Q17. Compared with 3Q17, net revenues were up 5% due to fuel costs variations, mitigated by the smaller sales volume. In 2017, Ipiranga’s net revenues were up 2% from the previous year, at R$ 67,731 million.

Cost of goods sold – Total of R$ 16,926 million in 4Q17 (+12%) due mainly to variations in fuel costs and higher sales volume. The cost of goods sold was up 6% from 3Q17 due to fuel costs variations, mitigated by the lower sales volume. In 2017, the cost of goods sold was R$ 63,003 million, up 2% from 2016.

Sales, general and administrative expenses – Total of R$ 604 million in 4Q17 (+3%), in line with the period’s inflation, due mainly to (i) increased spending on strategic initiatives, especially those associated with Iconic, a lubricants joint venture with Chevron and (ii) higher freight expenses, in line with volume growth. Compared with 3Q17, sales, general and administrative expenses were down 3%, mainly due to lower spending with marketing program and freight expenses as a result of the lower sales volume. Sales, general and administrative expenses were R$ 2,431 million in 2017, up 8% from 2016.

EBITDA – Total of R$ 895 million (+4%), influenced mainly by volume growth. Compared with 3Q17, EBITDA was down 6% due to the lower sales volume, influenced by the seasonality effects in certain segments, and the effects of fuel costs variations, which were partially offset by the lower spending level. Ipiranga posted R$ 3,137 million in EBITDA in 2017, up 2% from 2016.

Investments – A total of R$ 474 million was invested, allocated mainly to service stations and franchises expansion and maintenance. Out of the total amount invested, R$ 348 million were for additions to property, plant and equipment and to intangible assets, and R$ 126 million for the financing of clients, net of repayments. In 2017, a total of R$ 1,336 million was invested, of which R$ 1,060 million were for additions to property, plant and equipment and to intangible assets. Ipiranga ended 2017 with 8,005 service stations (+6%), adding 442 stations in the past 12 months (592 additions and 150 reductions), compared with 333 (453 additions and 120 reductions) added in 2016.

4

Oxiteno
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Total volume (000 tons)	201	173	211	16%	(4%)	790	738	7%
Specialty chemicals	164	151	173	9%	(6%)	646	613	5%
Commodities	38	22	37	69%	2%	145	125	16%
Sales in Brazil	146	124	154	18%	(5%)	571	529	8%
Sales outside Brazil	55	49	56	12%	(1%)	220	209	5%
EBITDA (R$ million)	76	45	74	68%	2%	295	459	(36%)

Operational performance – Oxiteno reports 201 thousand tons sold (+16%, or 28 thousand tons). Specialty chemicals sales were up 9% from 4Q16, with 8% growth in the domestic market, notably in the agrochemical and Oil & Gas segments. Outside Brazil, the specialty chemicals volume was up 10% year-over-year, mainly due to pre-marketing for the new Pasadena plant, which is set to start operations in 2018. Commodities were up 69%, reflecting the more favorable prices and products demand scenario, as well as the effects of the scheduled stoppage at the Camaçari petrochemical complex in November 2016. Compared with 3Q17, total sales volume was down 4% (9 thousand tons) due to seasonal effects on specialty chemicals sales, despite the 2% growth in commodities volume. Oxiteno posted total sales of 790 thousand tons in 2017, up 7% from 2016.

Net revenues – Total of R$ 1,130 million (+36%) due to the increased sales volume and a 19% higher average price in US Dollars as a result of the higher costs of certain raw materials year-over-year. The effects were offset by the Real 1% stronger against the US Dollar (R$ 0.05/US$) and the higher share of commodities in the sales mix. Compared with 3Q17, net revenues were up 10% due to the higher costs of certain raw materials and the Real 3% weaker against the US Dollar (R$ 0.08/US$), offset by the lower sales volume. In 2017, total net revenues were R$ 3,958 million, up 7% from the previous year.

Cost of goods sold – Total of R$ 914 million (+38%) due to the higher sales volume and increased raw materials costs year-over-year. These effects were partially offset by the Real being 1% stronger against the US Dollar. Compared with 3Q17, the cost of goods sold was up 11% due to the higher cost of ethylene and the Real 3% weaker against the US Dollar. These effects were partially offset by the lower sales volume. In 2017, the total cost of goods sold was R$ 3,200 million, up 15% from 2016.

Sales, general and administrative expenses – Total of R$ 183 million (+12%) mainly due to higher freight expenses with the increased shipped volume and route composition. Compared with 3Q17, sales, general and administrative expenses were up 6% due to higher sales volume for the pre-marketing in the new US plant and additional expenses for operations start in 2018. In 2017, total sales, general and administrative expenses were R$ 668 million, up 8% from 2016.

EBITDA – Oxiteno’s EBITDA was 76 million (+68%), mainly due to volume growth, despite the Real 1% stronger against the US Dollar. Compared with 3Q17, EBITDA was up 2% due to the exchange rate variation during the period, which was favorable in 4Q17 and unfavorable in 3Q17. This was partially offset by the lower sales volume in the period. In 2017, Oxiteno’s EBITDA amounted to R$ 295 million, down 36% from 2016.

Investments – Oxiteno invested R$ 168 million, mainly allocated to investments in the new alkoxylation plant in the United States, which is set to start operations in 2018, to maintenance of production units and to information systems. Investments totaled R$ 463 million in 2017.

5

Ultragaz
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
			4Q17 v 4Q16		4Q17 v 3Q17			2017 v 2016
Total volume (000 tons)	426	440	460	(3%)	(8%)	1,746	1,760	(1%)
Bottled	295	304	317	(3%)	(7%)	1,201	1,197	0%
Bulk	131	136	143	(4%)	(8%)	545	563	(3%)
EBITDA (R$ million)	52	122	157	(58%)	(67%)	453	447	1%
Operational performance – Total sales volume was 426 thousand tons (-3%), with a decline in the bottled and bulk segments. The bulk segment’s volume was down 4% due to the lower LPG market volume, the higher volume sold to industrial clients in 4Q16 and the loss of some customers to natural gas, in addition to the lower number of working days in 4Q17. In the bottled segment, sales volume was down 3% due to the lower number of working days in 4Q17 and the less favorable business environment with LPG costs adjustments. Compared with 3Q17, sales volume was down 8%, with decreases of 7% in the bottled segment and 8% in the bulk segment, due to seasonality effects between periods, with the third quarter being historically stronger. Ultragaz reported 1,746 tons in volume in 2017, down 1% from 2016.

Net revenues – Total of R$ 1,668 million (+21%) due to LPG cost adjustments and Ultragaz’s differentiation and innovation strategy. These effects were offset by the lower sales volume. Compared with 3Q17, net revenues were up 6% as a result of the factors mentioned previously. In 2017, net revenues were up 13% year-over-year and amounted to R$ 6,069 million.

Cost of goods sold – Total of R$ 1,422 million (+25%), mainly due to LPG cost adjustments and mitigated by reduced freight costs with lower sales volume and shorter routes for sourcing products. Compared with 3Q17, the cost of goods sold was up 9% due to LPG adjustments, an effect partially offset by reduced freight expenses as a result of the lower sales volume. In 2017, the total cost of goods sold was R$ 5,096 million, up 14% from 2016.

Sales, general and administrative expenses – Total of R$ 165 million (+3%), in line with the period’s inflation, due to increased legal advice and consultancy services, which were partially offset by reduced freight expenses because of the lower sales volume. Compared with 3Q17, sales, general and administrative expenses were up 2% due to increased marketing-action expenses and variations in provisions for default, which were partially offset by reduced freight expenses in line with the lower sales volume. Sales, general and administrative expenses totaled R$ 631 million in 2017, up 2% from 2016, below the inflation in the period.

EBITDA – Total of R$ 52 million (-58%). Ultragaz’s 4Q17 EBITDA was affected by the non-recurring effect of the Cease and Desist Agreement entered into in November 2017 with Brazilian Anti-Trust Authority (CADE). The agreement, in the total amount of R$ 96 million to be paid in eight semester installments, is linked to a case filed in 2009 and has an impact of R$ 84 million on EBITDA and R$ 12 million on financial results. Excluding this non-recurring effect, Ultragaz’s EBITDA was up 11% due to strategic commercial initiatives and costs reduction, which were partially offset by the lower sales volume. Compared with 3Q17, Ultragaz’s EBITDA was down 67%, once again under the non-recurring effect of the agreement with CADE. Ultragaz’s EBITDA was R$ 453 million in 2017, up 1% from 2016 and up 21% excluding the one-off effect mentioned.

Investments – Ultragaz invested R$ 37 million, allocated mainly to the purchase of LPG bottles and base maintenance and modernization. Investments in 2017 amounted R$ 215 million.

6

Ultracargo
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Effective storage[1] (000 m³)	745	685	729	9%	2%	724	672	8%
EBITDA (R$ million)	37	74	40	(50%)	(8%)	124	171	(28%)

1Monthly average

Operational performance – Ultracargo’s average storage was up 9% from 4Q16, a product of increased fuels handling in Aratu, Itaqui and Santos and of the partial return to operations in June 2017 of 67.5 thousand m³ out of 151.5 thousand m³ in Santos that had been shut down since the April 2015 incident. Compared with 3Q17, average storage in Ultracargo’s terminals was up 2% due to increased fuels handling in the terminals mentioned above, mitigated by reduced handling in the Suape terminal. In 2017, average storage was up 8% year-over-year.

Net revenues – Total of R$ 119 million in 4Q17 (+23%), due to increased average storage reflecting the partial resumption in Santos as mentioned earlier, with increased fuels handling and higher average prices at all terminals. Compared with 3Q17, net revenues were up 6% due to the increased fuels handling. Total net revenues were R$ 438 million in 2017, up 23% from 2016.

Cost of services provided – Total of R$ 59 million (+10%) due to higher labor-related expenditures, materials and third-party services expenses, reflecting complementary services with the partly resumption in Santos, as well as increased fuels operations in terminals. Compared with 3Q17, the cost of services provided was up 7% due to the factors mentioned above. In 2017, the total cost of services provided was R$ 218 million, 10% higher than in the previous year.

Sales, general and administrative expenses – Total of R$ 32 million (+3%), in line with inflation for the period, mainly due to higher expenses from the partial resumption of activities in Santos. Compared with 3Q17, sales, general and administrative expenses increased by 20%, due mostly to higher expenses with strategic and planning consulting services. In 2017, sales, general and administrative expenses were up 13% from 2016, for a total of R$ 113 million.

Other operating results –The “Other operating results” line reported total net expenses in 4Q17 of R$ 3 million, compared with R$ 52 million in net revenues in 4Q16 and net expenses of R$ 3 million in 3Q17. The amounts for 4Q17 and 3Q17 include expenses associated with the commissioning and licensing of the Santos terminal, whereas the 4Q16 amount includes R$ 74 million in insurance recovery, partially offset by incident-related expenses.

EBITDA – Total of R$ 37 million (-50%) mainly due to insurance recovery associated with the Santos incident in 4Q16 of R$ 74 million. In the same comparison, excluding mainly the non-recurrent effects of expenses and revenues associated with the Santos incident, EBITDA would present a 87% increase from greater average storage, reflecting the terminal’s partial recovery, increased fuels handling, and the higher average prices at all terminals. Compared with 3Q17, EBITDA was down 8% because of increased materials and third-party services expenses, whose effects were partially offset by greater fuels handling in the period. EBITDA was R$ 124 million in 2017, down 28% from 2016. Excluding the non-recurrent effects, EBITDA would present a 58% increase.

Investments –Ultracargo invested R$ 42 million, mainly allocated to expansion of the Itaqui terminal, and maintenance and modernization of safety systems at the port terminals. Investment in 2017 totaled R$ 86 million.

7

Extrafarma
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Gross revenues (R$ million)	522	460	501	13%	4%	1.981	1.674	18%
Drugstores (end of period)	394	315	366	25%	8%	394	315	25%
% of mature stores (+3 years)	45%	55%	49%	(9.2 p.p.)	(3.7 p.p.)	45%	55%	(9.2 p.p.)
EBITDA (R$ million)	3	13	7	(77%)	(56%)	24	37	(35%)

Operational performance – Extrafarma ended 4Q17 with 394 stores (+25%, with 100 openings and 21 closures in the past 12 months). At the end of 4Q17, 55% of stores had been operating for less than three years, compared with 45% in 4Q16, reflecting the accelerated expansion of the drugstore network. Compared with 3Q17, Extrafarma opened 36 new stores (8 closures), with nine openings in São Paulo and seven in Bahia, continuing the network’s penetration in these states.

Gross revenue – Total of R$ 522 million (+13%) due to a 15% increase in retail sales, a product of the greater average number of stores, offset by (i) the strong comparison basis of the 4Q16, when Extrafarma’s retail sales increased 32%, (ii) the declining growth of the market, and (iii) higher promotional activity, especially in new regions. Compared with 3Q17, gross revenue was up 4%, again as a consequence of the greater average number of stores. In 2017, gross revenue was up 18% from 2016, totaling R$ 1,981 million.

Cost of goods sold and gross profit – Cost of goods sold was R$ 342 million (+18%), due mainly to growing sales, the annual adjustment to the prices of medications and the higher concentration of inventory losses in the quarter. Gross profit was R$ 151 million (+6%), due mainly to the period’s greater sales as a consequence of Extrafarma’s accelerated expansion strategy, leading to a higher average number of stores. Compared with 3Q17, the cost of goods sold and gross profit were up 5% and 2%, respectively, due to the same factors mentioned previously. In 2017, the total cost of goods sold was R$ 1,278 million, up 19% from 2016, while gross profit totaled R$ 592 million, 17% greater than in the previous year.

Sales, general and administrative expenses – Total of R$ 164 million (+17%). The increase is the product of the 25% greater average number of stores. Excluding the expenses of new stores, sales, general and administrative expenses were down 6% year-over-year as a result of the initiatives adopted for productivity gains and expenses reduction. Compared with 3Q17, sales, general and administrative expenses were up 5%, due mainly to the greater average number of stores. In 2017, sales, general and administrative expenses were up 22% from 2016, totaling R$ 623 million.

EBITDA – The declining growth of retail sales, in addition to the greater number of maturing stores and the concentration of inventory losses in the quarter, led to R$ 3 million (-77%) in EBITDA. Compared with 3Q17, EBITDA was down 56%, due to the same factors mentioned previously. In 2017, EBITDA totaled R$ 24 million, down 35% compared to the previous year. Excluding the effects of new stores and isolated events reported in 1Q17, EBITDA would have totaled R$ 58 million in 2017, up 56% from 2016.

Investments – Extrafarma invested R$ 69 million, mainly in the opening of 36 new stores and information technology focused on improved shopping experience and operational excellence. Investment in 2017 totaled R$ 170 million.

8

Ultrapar
	4Q17	4Q16	3Q17	Δ (%)	Δ (%)	2017	2016	Δ (%)
				4Q17 v 4Q16	4Q17 v 3Q17			2017 v 2016
Net sales and services	21,574	19,085	20,533	13%	5%	80,007	77,353	3%
Net earnings[1]	401	436	556	(8%)	(28%)	1,574	1,571	0%
Earnings per share attributable to Ultrapar shareholders²	0.75	0.80	1.02	(7%)	(27%)	2.91	2.88	1%
EBITDA	1,067	1,122	1,239	(5%)	(14%)	4,064	4,217	(4%)
Investments	798	735	542	9%	47%	2,309	1,858	24%

Amounts in R$ million (except for EPS)

1Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies

2Calculated based on the weighted average number of shares over the period, net of shares held in treasury

Net revenues – Total of R$ 21,574 million (+13%) due to revenues growth in every business. Compared with 3Q17, net revenues were up 5%, again due to revenues growth in every business. In 2017, net revenues were up 3% from 2016, totaling R$ 80,007 million.

EBITDA – Total of R$ 1,067 million (-5%) because of Ultragaz’s reduced EBITDA under the non-recurring R$ 84 million effect of the agreement with CADE and Ultracargo’s, whose year-over-year comparison was affected by the R$ 74 million insurance recovery in 4Q16. Compared with 3Q17, EBITDA was down 14%, with a decline in every business except for Oxiteno. Ultrapar’s 2017 EBITDA was R$ 4,064 million, down 4% from the previous year. Excluding the extraordinary effects mentioned, Ultrapar’s EBITDA was stable year-over-year.

Depreciation and amortization – Total of R$ 306 million (+8%) due to the past 12 months’ investments, with particular emphasis on the expansion of Ipiranga service stations and Extrafarma drugstore chains, in addition to preparations for commencement of operations at the new alkoxylation plant in Pasadena. Compared with 3Q17, total depreciation and amortization costs and expenses were up 9%. Depreciation and amortization costs and expenses in 2017 totaled R$ 1,176 million, up 7%.

Financial results – Ultrapar’s net debt on December 31, 2017 was R$ 7.2 billion (1.78x LTM EBITDA), from R$ 5.7 billion on December 31, 2016 (1.36x LTM EBITDA) due to impacts from a decline in Ultrapar’s EBITDA and increased investments, including working capital. Ultrapar’s net financial expense was R$ 119 million, down R$ 82 million from 4Q16 due to the lower CDI Interbank Rate, despite the higher net debt, and exchange rate effects between periods. Compared with 3Q17, net financial expense was down R$ 1 million because of the effects mentioned before. Net financial expense in 2017 totaled R$ 474 million, down 44% compared with 2016.

Net earnings – Total of R$ 401 million (-8%) because of the reduced EBITDA and increased depreciation and amortization, despite the lower financial expenses. Compared with 3Q17, net income was 28% lower because of the factors mentioned before. Net earnings in 2017 totaled R$ 1,574 million, in line with the previous year.

Operating cash flow – Total of R$ 2,301 million (-R$ 185 million) in 2017 because of a lower utilization of tax credits compared with 2016.

9

Capital markets

Ultrapar’s financial trading volume was R$ 127 million/day (-9%) in 4Q17 and R$ 131 million/day (-1%) in 2017, considering trading on both B3 and the NYSE. Ultrapar’s share price closed 4Q17 at R$ 75.00 on B3, flat relative to the previous quarter, but showing a 10% appreciation over the year. The Ibovespa index appreciated by 3% in the quarter and 27% in 2017. Ultrapar’s shares on the NYSE depreciated by 5% in 4Q17 and appreciated by 10% in 2017, whereas the Dow Jones index for the same periods appreciated by 10% and 25% respectively. Ultrapar reached the end of 4Q17 with R$ 42 billion (+10%) market capitalization.

Capital markets	4Q17	4Q16	3Q17	2017	2016
Number of shares (000)	556,405	556,405	556,405	556,405	556,405
Market capitalization[1] (R$ million)	41,730	38,086	41,903	41,730	38,086
B3
Average daily volume (shares)	1,239,097	1,384,751	1,379,750	1,285,665	1,356,563
Average daily volume (R$ 000)	91,988	95,588	101,662	93,115	92,456
Average share price (R$/share)	74.24	69.03	73.68	72.43	68.15
NYSE
Quantity of ADRs[2] (000ADRs)	30,635	28,944	28,791	30,635	28,944
Average daily volume (ADRs)	470,775	646,830	520,579	523,628	594,273
Average daily volume (US$ 000)	10,816	13,391	12,186	11,883	11,784
Average share price (US$/ADRs)	22.97	20.70	23.41	22.69	19.83
Total
Average daily volume (shares)	1,709,871	2,031,581	1,900,329	1,809,293	1,950,837
Average daily volume (R$ 000)	127,136	139,879	140,112	131,059	132,999

  1Calculated based on the closing price of the period

   21 ADR = 1 common share

10

Indebtedness (R$ million)
Ultrapar consolidated	4Q17	4Q16	3Q17
Debt	(13,590.6)	(11,417.1)	(13,122.4)
Cash and long term investments	6,369.9	5,701.8	6,355.8
Net debt	(7,220.7)	(5,715.3)	(6,766.6)
Net debt/EBITDA LTM	1.78	1.36	1.64
Average cost of debt (% CDI)	96.8%	92.5%	96.4%
Average cash yield (% CDI)	96.5%	93.1%	96.2%

Debt amortization profile:

Debt breakdown:

Local currency	9,082.4
Foreign currency	4,344.5
Unrealized losses on swaps transactions	163.7
Total	13,590.6

11

ULTRAPAR
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

ASSETS

Cash, cash equivalents and financial investments	6,285.5	5,686.7	6,259.7
Trade accounts receivable	4,337.1	3,502.3	3,893.9
Inventories	3,491.9	2,761.2	2,967.9
Taxes	881.6	541.8	667.6
Other	205.2	519.8	211.3
Total Current Assets	15,201.3	13,011.8	14,000.5

Investments	150.2	141.7	153.6
Property, plant and equipment and intangibles	10,335.3	9,159.6	9,630.0
Financial investments	84.4	15.1	96.1
Trade accounts receivable	330.0	227.1	269.4
Deferred income tax	545.6	417.3	474.4
Escrow deposits	822.7	778.8	817.4
Other	870.9	408.3	594.2
Total Non-Current Assets	13,139.0	11,147.9	12,035.1

TOTAL ASSETS	28,340.3	24,159.7	26,035.6

LIABILITIES

Loans, financing and debentures	3,503.7	2,475.6	2,955.4
Suppliers	2,155.5	1,709.7	1,578.9
Payroll and related charges	388.1	362.7	391.2
Taxes	312.7	311.0	349.0
Other	654.0	628.0	305.8
Total Current Liabilities	7,014.0	5,486.9	5,580.2
Loans, financing and debentures	10,086.9	8,941.5	10,167.0
Judicial provisions	861.2	727.1	653.6
Post-retirement benefits	207.5	119.8	129.1
Other	449.9	325.7	349.8
Total Non-Current Liabilities	11,605.5	10,114.2	11,299.6

TOTAL LIABILITIES	18,619.5	15,601.1	16,879.8

STOCKHOLDERS' EQUITY
Capital	5,171.8	3,838.7	5,171.8
Reserves	4,314.8	5,023.8	3,693.5
Treasury shares	(482.3)	(483.9)	(480.2)
Others	377.0	149.0	743.6
Non-controlling interest	339.6	30.9	27.2
Total shareholders’ equity	9,720.8	8,558.6	9,155.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	28,340.3	24,159.7	26,035.6

Cash and financial investments	6,369.9	5,701.8	6,355.8
Debt	(13,590.6)	(11,417.1)	(13,122.4)
Net cash (debt)	(7,220.7)	(5,715.3)	(6,766.6)

12

ULTRAPAR
In million Reais (except in per share data)
CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Net sales and services	21,573.9	19,085.3	20,532.6	80,007.4	77,353.0

Cost of products and services sold	(19,649.5)	(17,269.5)	(18,454.9)	(72,735.8)	(70,342.7)

Gross profit	1,924.5	1,815.8	2,077.7	7,271.6	7,010.2

Operating expenses
Selling	(731.6)	(686.2)	(729.3)	(2,885.3)	(2,651.5)
General and administrative	(416.0)	(398.2)	(408.7)	(1,576.5)	(1,445.9)

Other operating income (expenses), net	(19.3)	108.9	15.7	59.4	199.0
Income from sale of assets	(1.5)	(4.1)	(0.6)	(2.2)	(6.1)

Operating income	756.1	836.2	954.8	2,866.9	3,105.7

Financial results
Financial income	133.8	172.1	150.0	585.1	513.2
Financial expenses	(253.3)	(373.6)	(270.8)	(1,059.4)	(1,355.8)
Equity in earnings (losses) of affiliates	4.6	2.1	4.0	20.7	7.5

Income before income and social contribution taxes	641.2	636.9	838.0	2,413.3	2,270.6

Provision for income and social contribution taxes
Current	(255.6)	(264.9)	(392.9)	(971.1)	(899.4)
Deferred	(6.5)	36.7	97.7	83.0	100.5
Benefit of tax holidays	21.6	26.9	12.8	48.6	98.9

Net Income	400.7	435.6	555.6	1,573.9	1,570.6

Net income attributable to:
Shareholders of Ultrapar	404.9	435.4	555.1	1,574.3	1,561.6
Non-controlling shareholders of the subsidiaries	(4.2)	0.2	0.5	(0.4)	9.0

EBITDA	1,067.1	1,122.0	1,239.1	4,063.5	4,216.7

Depreciation and amortization	306.4	283.7	280.3	1,176.0	1,103.5
Total investments, net of disposals and repayments	798.2	735.3	542.1	2,309.4	1,858.2

RATIOS

Earnings per share - R$	0.75	0.80	1.02	2.91	2.88
Net debt / Stockholders' equity	0.74	0.67	0.74	0.74	0.67
Net debt / LTM EBITDA	1.78	1.36	1.64	1.78	1.36
Net interest expense / EBITDA	0.11	0.18	0.10	0.12	0.20
Gross margin	8.9%	9.5%	10.1%	9.1%	9.1%
Operating margin	3.5%	4.4%	4.7%	3.6%	4.0%
EBITDA margin	4.9%	5.9%	6.0%	5.1%	5.5%

Number of employees	16,448	15,173	15,985	16,448	15,173

13

ULTRAPAR
In million Reais
CONSOLIDATED CASH FLOW STATEMENT

		JAN - DEC
	2017	2016

Cash Flows from (used in) operating activities	2,300.6	2,485.4
Net income	1,573.9	1,570.6
Depreciation and amortization	1,176.0	1,103.5
Working capital	(23.0)	(2.1)
Financial expenses (A)	875.9	735.6
Deferred income and social contribution taxes	(83.0)	(100.5)
Income from sale of assets	2.2	6.1
Cash paid for income and social contribution taxes	(836.8)	(644.2)
Other (B)	(384.5)	(183.6)
Cash Flows from (used in) investing activities	(2,032.8)	(1,685.2)
Additions to fixed and intangible assets, net of disposals	(2,016.8)	(1,637.9)
Acquisition and sale of equity investments	-	(47.3)
Cash of joint-ventures merged	(16.0)	-
Cash Flows from (used in) financing activities	340.4	928.4
Debt raising	4,510.7	3,676.9
Amortization of debt / Payment of financial lease	(2,467.4)	(817.5)
Interest paid	(769.7)	(1,057.6)
Shares acquired by the Company kept in treasury	-	-
Related parties	7.0	(0.1)
Dividends paid (C)	(940.2)	(873.3)
Outros (D)	-	-
Net increase (decrease) in cash and cash equivalents	608.2	1,728.7

Cash and cash equivalents at the beginning of the period (D)	5,701.8	3,973.2

Cash and cash equivalents at the end of the period (D)	6,369.9	5,701.8

(A) Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B) Comprised mainly of noncurrent assets and liabilities variations net.
(C) Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D) Includes long term financial investments.

14

IPIRANGA
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

OPERATING ASSETS
Trade accounts receivable	3,220.1	2,612.4	2,804.3
Trade accounts receivable - noncurrent portion	297.4	191.6	233.8
Inventories	2,097.1	1,649.7	1,821.4
Taxes	526.0	255.6	360.6
Other	739.9	391.5	510.5
Property, plant and equipment, intangibles and investments	4,847.1	4,195.0	4,372.6

TOTAL OPERATING ASSETS	11,727.5	9,295.7	10,103.2

OPERATING LIABILITIES
Suppliers	1,495.5	1,254.0	1,108.3
Payroll and related charges	122.9	122.6	105.8
Post-retirement benefits	188.8	104.2	109.3
Taxes	157.0	102.9	132.9
Judicial provisions	326.1	103.1	106.5
Other accounts payable	195.2	201.2	209.3

TOTAL OPERATING LIABILITIES	2,485.5	1,888.0	1,772.1

CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Net sales	18,176.7	16,358.5	17,355.9	67,730.9	66,407.3
Cost of products and services sold	(16,925.6)	(15,137.1)	(15,961.0)	(63,003.0)	(61,877.4)

Gross profit	1,251.1	1,221.4	1,394.9	4,727.9	4,529.9
Operating expenses
Selling	(392.3)	(393.4)	(406.5)	(1,633.9)	(1,539.2)
General and administrative	(211.3)	(194.9)	(212.8)	(797.4)	(718.3)
Other operating income (expenses), net	66.4	49.1	15.0	123.3	114.3
Income from sale of assets	(1.1)	(0.6)	0.1	(1.4)	(3.1)
Operating income	712.8	681.5	790.7	2,418.5	2,383.6
Equity in earnings (losses) of affiliates	0.3	0.3	0.3	1.2	1.2
EBITDA	894.9	862.5	954.0	3,136.5	3,080.5
Depreciation and amortization	181.8	180.7	162.9	716.8	695.7
RATIOS
Gross margin (R$/m3)	212	215	230	202	193
Operating margin (R$/m3)	121	120	131	103	101
EBITDA margin (R$/m3)	151	152	157	134	131
EBITDA margin (%)	4.9%	5.3%	5.5%	4.6%	4.6%
Number of service stations	8,005	7,563	7,814	8,005	7,563

Number of employees	3,051	2,903	3,008	3,051	2,903

15

OXITENO
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

OPERATING ASSETS
Trade accounts receivable	551.1	439.7	574.3
Inventories	836.9	676.2	681.3
Taxes	181.6	109.4	149.1
Other	162.5	134.5	146.3
Property, plant and equipment, intangibles and investments	2,114.5	1,778.1	1,956.8

TOTAL OPERATING ASSETS	3,846.7	3,137.9	3,507.8

OPERATING LIABILITIES
Suppliers	300.3	167.0	214.4
Payroll and related charges	86.0	75.9	86.2
Taxes	32.3	34.4	38.6
Judicial provisions	16.4	112.1	15.7
Other accounts payable	60.7	46.1	50.5

TOTAL OPERATING LIABILITIES	495.7	435.4	405.4

CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Net sales	1,130.1	831.6	1,030.0	3,957.6	3,700.7
Cost of goods sold
Variable	(780.1)	(542.1)	(696.8)	(2,695.7)	(2,299.5)
Fixed	(97.7)	(88.2)	(93.5)	(368.0)	(346.3)
Depreciation and amortization	(35.9)	(33.5)	(34.4)	(135.8)	(135.9)
Gross profit	216.3	167.8	205.3	758.1	919.0
Operating expenses
Selling	(88.2)	(67.6)	(83.7)	(313.0)	(275.2)
General and administrative	(94.3)	(95.2)	(89.2)	(355.0)	(341.2)
Other operating income (expenses), net	0.3	6.7	2.6	52.4	8.9
Income from sale of assets	(0.6)	(3.6)	0.1	(2.2)	(3.4)
Operating income	33.5	8.2	35.1	140.3	308.2
Equity in earnings (losses) of affiliates	0.4	0.1	0.4	1.4	1.0
EBITDA	75.6	45.1	73.9	294.8	458.9
Depreciation and amortization	41.7	36.9	38.4	153.1	149.7

RATIOS

Gross margin (R$/ton)	1,075	969	975	959	1,245
Gross margin (US$/ton)	331	294	308	300	357
Operating margin (R$/ton)	167	47	167	177	418
Operating margin (US$/ton)	51	14	53	56	120
EBITDA margin (R$/ton)	376	261	351	373	622
EBITDA margin (US$/ton)	116	79	111	117	178
Number of employees	1,901	1,903	1,896	1,901	1,903

16

ULTRAGAZ
In million Reais
CONSOLIDATED BALANCE SHEET
	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

OPERATING ASSETS
Trade accounts receivable	385.8	287.5	343.1
Trade accounts receivable - noncurrent portion	32.3	35.2	35.3
Inventories	136.4	85.4	120.4
Taxes	69.2	67.4	83.8
Escrow deposits	208.4	199.9	209.1
Other	63.9	59.5	65.7
Property, plant and equipment, intangibles and investments	966.3	928.9	975.8

TOTAL OPERATING ASSETS	1,862.3	1,663.8	1,833.2

OPERATING LIABILITIES
Suppliers	69.9	51.1	64.4
Payroll and related charges	111.0	106.6	126.0
Taxes	8.8	5.6	9.3
Judicial provisions	109.6	104.3	108.8
Other accounts payable	145.7	49.6	47.2

TOTAL OPERATING LIABILITIES	445.1	317.3	355.7

CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Net sales	1,668.1	1,378.8	1,576.0	6,069.3	5,365.5
Cost of sales and services	(1,421.8)	(1,137.9)	(1,304.2)	(5,095.6)	(4,467.2)
Gross profit	246.3	241.0	271.7	973.8	898.3
Operating expenses
Selling	(106.6)	(106.0)	(102.0)	(401.2)	(406.9)
General and administrative	(58.9)	(54.6)	(60.6)	(229.5)	(208.6)
Other operating income (expenses), net	(83.2)	1.2	1.0	(79.3)	4.0
Income from sale of assets	3.4	0.8	(0.8)	5.3	1.7
Operating income	1.1	82.4	109.4	269.1	288.4
Equity in earnings (losses) of affiliates	0.4	(0.0)	(0.0)	1.2	(0.0)
EBITDA	51.8	122.2	157.0	453.2	446.6
Depreciation and amortization	50.4	39.8	47.6	182.8	158.2

RATIOS

Gross margin (R$/ton)	579	548	590	558	510
Operating margin (R$/ton)	2	187	238	&nbnbsp; 154	164
EBITDA margin (R$/ton)	122	278	341	260	254

Number of employees	3,633	3,610	3,638	3,633	3,610

17

ULTRACARGO
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

OPERATING ASSETS
Trade accounts receivable	34.6	33.3	35.3
Inventories	5.6	6.2	6.8
Taxes	0.5	0.5	0.5
Other¹	16.0	393.0	17.8
Property, plant and equipment, intangibles and investments	976.6	932.4	947.1

TOTAL OPERATING ASSETS	1,033.4	1,365.4	1,007.5

OPERATING LIABILITIES
Suppliers	34.6	37.7	26.4
Payroll and related charges	26.3	22.9	23.0
Taxes	6.9	8.1	5.7
Judicial provisions	26.4	25.4	26.0
Other accounts payable²	119.8	182.4	129.0

TOTAL OPERATING LIABILITIES	213.9	276.5	210.2

¹ Trade receivables - indemnification insurance company
² Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients

CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Net sales	119.0	96.5	112.3	438.4	355.4
Cost of sales and services	(59.3)	(53.8)	(55.2)	(218.5)	(199.0)
Gross profit	59.7	42.7	57.1	219.9	156.4
Operating expenses
Selling	(2.3)	(2.2)	(2.2)	(8.1)	(7.1)
General and administrative	(30.1)	(29.3)	(24.8)	(104.7)	(92.6)
Other operating income (expenses), net	(3.1)	51.6	(2.7)	(37.1)	71.5
Income from sale of assets	(0.1)	(0.0)	(0.0)	4.9	(0.4)
Operating income	24.1	62.8	27.3	74.9	127.9
Equity in earnings (losses) of affiliates	0.2	(0.0)	0.5	1.6	(0.0)
EBITDA	36.6	73.8	39.7	124.1	171.2
Depreciation and amortization	12.3	11.0	11.9	47.7	43.4

RATIOS

Gross margin	50%	44%	51%	50%	44%
Operating margin	20%	65%	24%	17%	36%
EBITDA margin	31%	76%	35%	28%	48%

Number of employees	715	645	710	715	645

18

EXTRAFARMA
In million Reais
CONSOLIDATED BALANCE SHEET

	QUARTERS ENDED IN
	DEC 17	DEC 16	SEP 17

OPERATING ASSETS
Trade accounts receivable	153.4	139.7	146.3
Inventories	415.9	343.7	338.0
Taxes	121.7	95.5	104.3
Other	17.4	16.2	17.5
Property, plant and equipment, intangibles and investments	1,131.3	1,027.4	1,078.6

TOTAL OPERATING ASSETS	1,839.7	1,622.5	1,684.7

OPERATING LIABILITIES
Suppliers	254.9	203.8	170.2
Payroll and related charges	41.7	34.6	50.0
Taxes	20.1	18.7	14.3
Judicial provisions	53.7	58.7	61.1
Other accounts payable	13.1	11.7	11.2

TOTAL OPERATING LIABILITIES	383.4	327.6	306.7

CONSOLIDATED INCOME STATEMENT

	4Q17	4Q16	3Q17	2017	2016

Gross Revenues	522.5	460.4	500.8	1,981.0	1,674.3
Sales returns, discounts and taxes	(29.8)	(27.1)	(28.1)	(111.5)	(96.1)
Net sales	492.7	433.3	472.7	1,869.5	1,578.2
Cost of products and services sold	(341.5)	(290.4)	(324.1)	(1,277.6)	(1,071.9)
Gross profit	151.2	143.0	148.5	591.9	506.3
Operating expenses	(164.4)	(141.0)	(157.1)	(622.7)	(511.1)
Other operating income (expenses), net	(0.0)	0.3	(0.1)	(0.2)	0.2
Income from sale of assets	(0.2)	(0.8)	(0.0)	(5.8)	(1.0)
Operating income	(13.5)	1.4	(8.6)	(36.9)	(5.6)
EBITDA	3.1	13.2	7.0	24.0	37.1
Depreciation and amortization	16.6	11.8	15.6	60.8	42.7

RATIOS[1]

Gross margin (%)	29%	31%	30%	30%	30%
Operating margin (%)	-3%	0%	-2%	-2%	0%
EBITDA margin (%)	1%	3%	1%	1%	2%

Number of employees	6,698	5,670	6,280	6,698	5,670

19

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2018)

Date, Hour and Location:

February 21, 2018, at 2:30 p.m., at the Company´s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 - 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors undersigned; and, regarding item 2, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law (“Lei das Sociedades por Ações”), all of whom undersigned these minutes, and Sr. Wagner Bottino, representative of KPMG Auditores Independentes.

Decisions:

1.            As part of the ongoing monitoring of its business strategy, the members of the Board of Directors finished the analysis of strategic positioning proposal of Ipiranga.

2.            To approve, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2017, as well as the destination of net earnings for the year and the distribution of dividends, supported by the independent auditor’s report, and recommend its approval by the shareholders' meeting.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

3.            To approve, ad referendum to the Annual General Shareholders’ Meeting, the following destination of net earnings for the year ended on December 31, 2017, in the amount of R$ 1,574,305,745.48 (one billion, five hundred and seventy-four million, three hundred and five thousand, seven hundred and forty-five Reais and forty-five cents), as described below:

a)   R$ 78,715,287.27 (seventy-eight million, seven hundred and fifteen thousand, two hundred and eighty-seven Reais and twenty-seven cents) will be allocated to the legal reserve;

b)   R$ 544,695,413.21 (five hundred and forty-four million, six hundred ninety-five thousand, four hundred and thirteen Reais and twenty-one cents) will be allocated to the statutory investment reserve; and

c)   R$ 950,895,045.00 (nine hundred and fifty million, eight hundred and ninety-five thousand and forty-five Reais) will be allocated to the payment of dividends to holders of common shares, of which R$ 461,867,679.00 (four hundred sixty-one million, eight hundred and sixty-seven thousand, six hundred and seventy-nine Reais) were paid as interim dividends as approved by the Board of Directors on August 9, 2017. The outstanding amount of the dividends approved herein, equivalent to R$ 489,027,366.00 (four hundred eighty-nine million, twenty-seven thousand, three hundred and sixty-six Reais) will be paid to shareholders as of March 12, 2018, without remuneration or monetary adjustment. Shareholders are entitled to receive dividends equivalent to R$ 0.90 (ninety cents) per share.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

The record dates for receiving the dividends approved herein will be March 1, 2018 in Brazil and March 5, 2018 in the United States of America. The Company’s shares will be traded “ex-dividend” on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE) from and including March 2, 2018 onwards.

4.            The members of the Board of Directors were informed about the proposal of overall compensation of the management and Fiscal Council, which will be submitted to the shareholders at the time of the call notice of the Annual General Shareholders’ Meeting of the Company, and expressed their approval to such proposal.

5.            The Board of Directors approved the calling of the Annual General Shareholders’ Meeting, that shall be held on April 11, 2018.

6.            The members of the Board of Directors approved the study plan of the estimates on Extrafarma’s taxable earnings to carry out the deferred income tax and social contribution assets, in accordance to CVM Instruction 371/02.

7.                   The members of the Board of Directors were updated on strategic and expansion projects of the Company.

8.            The members of the Board of Directors were updated on the amendment of the Depositary Agreement for the American Depositary Shares (“ADR’s”) of the Company to include the charge of dividend fee, and also approving the signing and filling of the Form F6 before the Securities Exchange Commission.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

9. The Board members approved, under article 28, letter “p”, of the Company’s By-Laws and article 59 of the Brazilian Corporate law, the 6th issuance by the Company of simple, non-convertible into shares, single-series, unsecured debentures, for public distribution with restricted placement efforts (“Issuance” and “Debentures”, respectively), pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“Restricted Issuance” and “CVM Instruction 476” respectively), under the firm guarantee regime of subscription of all Debentures, under the following main terms and conditions:

(a)              Amount of Debentures Issued, Unit Par Value and Total Issuance Amount: One million, seven hundred and twenty-five thousand (1,725,000) Debentures will be issued with unit par value of the Debentures will be of one thousand Reais (R$ 1,000) as of the Issuance Date of the Debentures (“Unit Par Value”), resulting in the total issuance amount is of one billion, seven hundred and twenty-five million Reais (R$1,725,000,000.00) as of the Issuance Date (as defined below).

(b)              Issuance Date: For all legal purposes and effects, the Debenture issuance date will be defined in the Issuance Indenture (“Issuance Date”).

(c)              Issuance Number and Series: Sixth (6th) issuance of debentures of the Company, which will be made in a single series.

(d)              Subscription Price and Payment: The subscription and payment price of the Debentures will be their Unit Par Value, as of the date of first subscription and payment of Debentures (“First Subscription and Payment Date”), or their Unit Par Value plus Interests calculated on a pro rata temporis basis from the First Subscription and Payment Date to the actual subscription and payment date, with eight (8) decimal places, with no rounding, pursuant to the settlement rules applicable to B3 (“Subscription Price”). Payment will be made at sight upon subscription, in Brazilian currency, pursuant to the procedures adopted by B3.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

(e)              Convertibility, Type, Form and Evidenced Ownership of the Debentures: The Debentures will be simple, non-convertible into shares, registered and book-entry, without issuance of certificates and/or guarantees and will be unsecured, in accordance with article 58 of the Brazilian Corporate Law. For all legal purposes, ownership of the Debentures will be evidenced through the Debenture statement, issued by Banco Bradesco S.A., as Bookkeeping Agent of the Debentures (“Bookkeeping Agent”).

(f)               Fund Allocation: Funds raised with placement of Debentures will be allocated by the Company to reinforce its cash and lengthening of its debt profile.

(g)              Term and Maturity Date: For all legal purposes, the Debentures will be mature in five (5) years after the Issuance Date (“Maturity Date”), except for the events of total early redemption and early maturity of the Debentures.

(h)              Scheduled Amortization: The Unit Par Value or the balance of the Unit Par Value of the Debentures under the Issuance will be amortized in one single installment, on the Maturity Date.

(i)               Adjustment of the Unit Par Value and Compensation: As from the First Subscription and Payment Date, the Debentures will bear compensatory interests corresponding to one hundred and five point twenty-five percent  105.25%) of the accrued variation of average daily DI - Interbank Deposit rates for one day, “over extra group,” based on a two hundred and fifty-two (252) business day-year, as defined below, calculated and published on a daily basis by B3 at Informativo Diario (Daily Bulletin), as available in its website (http://www.cetip.com.br ) (“DI Rate”), levied on the Unit Par Value or the balance of the Unit Par Value, as the case may be, payable at the end of each Capitalization Period (as defined below, calculated Compensation on an exponential, cumulative, pro rata temporis basis, according to the number of business days elapsed, as defined below (“Compensation”).

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

(j)               Compensation Payment: The amounts relating to the Debenture Compensation shall be paid on a half-yearly basis, with no grace period, as of the Issuance Date, on the date of months March and September each year as defined in the Issuance Identure, the first payment falling due on September 12, 2018 and the last payment falling due on the Maturity Date, including (each, a “Compensation Payment Date”), except for the events of early redemption and early maturity of the Debentures.

(k)              Place of Payment: Payments which Debentures are entitled to will be made (i) pursuant to the procedures adopted by B3 for Debentures held under the electronic custody of B3; or (ii) in the event the Debentures are not held under the electronic custody of B3, (a) in the headquarters of the Company, or (b) as the case may be, by Banco Bradesco S.A., as settlement bank of the Debentures (“Settlement Bank”).

(l)               Placement and Distribution Procedure: The Debentures will be subject to public distribution with restricted placement efforts, under the firm guarantee regime of subscription of all Debentures, which will be coordinated by institutions that are part of the securities distribution system, as underwriters (jointly, the “Underwriters”).

(m)             Deposit for Distribution, Trading and Financial Settlement: The Debentures will be deposited for (i) distribution in the primary market in MDA – Módulo de Distribuição de Ativos (“MDA”), administered and operated by B3 S.A. – Brasil, Bolsa, Balcão – Segment CETIP UTVM (“B3”); and (ii) trading in the secondary market in CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), administered and operated by B3, provided that distribution and  trading will be financially settled and the Debentures will be held under the electronic custody of B3.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

(n)              Early-Maturity Events: Any of the following shall be deemed events of early maturity of the Debentures under this Issuance, regardless of judicial or extrajudicial notice or communication, pursuant to the Issuance Indenture: (i) failure to pay the principal and/or the Compensation due to the Debentures on their respective due dates; (ii) non-compliance, by the Company, with any non-pecuniary obligation resulting from this Indenture, not remedied within the respective cure period, or, if no cure period is established, not remedied within five (5) Business Days counted as from receipt of notice sent by the Trustee to the Company, or by the Company to the Trustee, whichever occurs first, informing on the respective default; (iii) file of a petition for judicial or extrajudicial reorganization by the Company to any creditor or class of creditors, regardless of whether or not such reorganization is approved by the court, is allowed to proceed, or is granted; (iv) liquidation, dissolution, or declaration of bankruptcy of the Company and/or the companies controlled by the Company; (v) filing by the Company of a petition for voluntary bankruptcy; (vi) occurrence of any change to the shareholding control of the Company and/or Ipiranga Produtos de Petróleo S.A., pursuant to the Issuance Indenture; (vii) protests of bills against the Company, in the individual or aggregate amount equal to or greater than two hundred and fifty million Reais (R$250,000,000.00), or its equivalent amount in other currencies; (viii) change to the registration of the Company pursuant to articles 220 through 222 of the Brazilian Corporate Law; (ix) if the Company is held liable, in a final and unappealable court decision, for relevant damages caused to the environment; and (x) if violation is determined, in a final and unappealable court decision, to any Brazilian or foreign legal or regulatory provision, applicable to the Company with respect to a corruption act, including, but not limited to, Law 12846, dated August 1, 2013, Law 9613, dated March 3, 1998, as amended, and the U.S. Foreign Corrupt Practices Act of 1977.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

(o)              Default Charges: In the event of delay by the Company in the payment of any amount due to the Debenture Holders, without prejudice to Compensation, the overdue amounts will be subject to a default fine equal to two percent (2%) and default interest of one percent (1%) per month, both on the overdue amounts, from the default date to the date of effective payment, regardless of judicial or extrajudicial notice or communication.

(p)              Optional Acquisition: The Company may, at any time, subject to the provisions of article 13 of CVM Instruction 476, acquire in the market the Debentures, provided that it complies with the rules issued by CVM, and such fact must be set out in the Company's management report and financial statements, subject to the provisions of article 55, paragraph 3, of the Brazilian Corporate Law. The Debentures may (i) be cancelled, (ii) be held in the Company's treasury, or (iii) be once again placed in the market. The Debentures acquired by the Company to be held in treasury, as set forth in this item, shall, if and when put back in the market, be entitled to the same interest as the other Debentures.

(q)              Full Optional Early Redemption: At its sole discretion, the Company may, as from the twenty-fourth (24th) month from the Issuance Date, that is, on or as from March 12, 2020, upon prior notice to the Debenture Holders, with copy to the Trustee, by individual notice or published announcement, at least five (5) days before the event date, early redeem all Debentures (“Early Redemption”), at the balance of the Unit Par Value subject matter of redemption on the date of Early Redemption, increased by Compensation, and the latter shall be calculated on a pro rata temporis basis from the First Subscription and Payment Date or the last Compensation payment date, whichever occurs later, to the actual redemption date (“Redemption Base Amount”), as well as levy on the Redemption Base Amount, of redemption premium of zero point thirty percent (0.30%) per year, based on a two hundred and fifty-two (252) business day-year, on a pro rata temporis basis from the actual early redemption date to the Maturity Date (“Early Redemption Amount”).

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

(r)               Optional Extraordinary Amortization: At its sole discretion, the Company may, as from the twenty-fourth (24th) month from the Issuance Date, that is, on or as from March 12, 2020, upon prior notice to the Debenture Holders, with copy to the Trustee, by individual notice or published announcement, at least five (5) days before the event date, amortize in advance up to ninety-eight percent (98%) of the balance of the Unit Par Value of the Debentures (“Extraordinary Amortization”), at the portion of the balance of the Unit Par Value subject matter of amortization on the Extraordinary Amortization date, plus Compensation, proportionally to the amount of the portion of the Unit Par Value to be amortized on an extraordinary basis, which will be calculated on a pro rata temporis basis from the First Subscription and Payment Date or the last Compensation payment date, whichever occurs last, to the actual extraordinary amortization date (“Amortization Base Amount”), as well as levy on the Amortization Base Amount, of premium of zero point thirty percent (0.30%) per year, based on a two hundred and fifty-two (252) business day-year, on a pro rata temporis basis from the actual extraordinary amortization date to the Maturity Date (“Extraordinary Amortization Amount”).

(s)               Additional terms: All the remaining conditions and specific terms regarding the Issuance shall be dealt with in details in the Issuance Indenture.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

9.1. In addition, the Board of Directors has authorized the Company’s Officers to practice any and all acts and sign any documents necessary to make the decisions taken hereby effective, including, but not limited to (a) negotiate the remaining terms and conditions of Debentures, the Issuance and the Restricted Offer; (b) retain all service contractors for the Issuance and Restricted Offer, including , but not limited to the Underwriters and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as Trustee; (c) as well as to enter into any all agreements necessary and convenient to the Issuance of the Debentures including, but not limited to the “Escritura da 6ª (Sexta) Emissão de Debêntures Simples, Não Conversíveis em Ações, em Série Única, da Espécie Quirografária, para Distribuição Pública com Esforços Restritos de Distribuição, da Ultrapar Participações S.A.” (“Issuance Indenture”) and all its amendments, the Underwriting Agreement to be entered into between the Company and the Underwriters and all other acts related to the transaction, such as other contracts related to the issuance.

9.2. Finally, the Board members ratified all acts already performed related to the above-mentioned decisions.

Observations: The above items were approved, with no amendments or reservations, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council.

(Minutes of the Meeting of the Board of Directors of Utrapar Participações S.A., held on February 21st, 2018)

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

José Maurício Pereira Coelho

Lucio de Castro Andrade Filho

Members of the Fiscal Council:

Flávio Cesar Maia Luz

Geraldo Toffanello

Nilson Martiniano Moreira

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39               NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (03/2018)

Date, Time and Location:

February 21, 2018, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Fiscal Council, under signed.

Discussed and approved matters:

1.        The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2017, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.        The members of the Fiscal Council discussed the study plan of the estimates on Extrafarma’s taxable earnings to carry out the deferred income tax and social contribution assets, in accordance to CVM Instruction 371/02.

3.        Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting

1

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 21, 2018)

held on February 20, 2018 and based on the unqualified opinion of the independent auditors, dated February 21, 2018, the Fiscal Council issued its report, as attached (Annex A).

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read, approved and signed by all the members present.

Flavio César Maia Luz	Geraldo Toffanello

Nilson Martiniano Moreira

2

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S.A. held on February 21, 2018)

ANNEX A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31, 2017. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Independent Auditors, dated February 21, 2018, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

3

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held today, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2017, in the amount of R$ 489,027,366.00 (four hundred and eighty-nine million, twenty-seven thousand, three hundred and sixty-six Reais), to be paid from March 12, 2018 onwards, without remuneration or monetary adjustment.

Holders of common shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.90 per share.

The record date to establish the right to receive the dividend will be March 1, 2018 in Brazil, and March 5, 2018 in the United States of America. Therefore, from March 2, 2018 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and the New York Stock Exchange (NYSE).

São Paulo, February 21, 2018.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, February 21, 2018 - Ultrapar Participações SA ("The Company") announces that, during its regular monitoring of the court proceeding information system of the Federal Court and Public Prosecutor’s Office ("MPF"), it became aware that the Federal Court accepted a criminal indictment filed by the MPF against Terminal Químico de Aratu S.A. - Tequimar ("Tequimar"), related to the fire that occurred in Tequimar's terminal of Santos (SP), in 2015, which was duly disclosed by the Company through Market Announcements, dated April 2, 6 and 10, 2015.

Tequimar shall wait for the court summons in order to take the necessary measures for its defense. The Company will keep the public and its shareholders duly updated about any further developments in relation to this matter.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2018

ULTRAPAR HOLDINGS INC. By: /s/ Andre Pires de Oliveira Dias____________________________________ Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(2017 Financial report, 4Q17 and 2017 Earnings release, Board of Directors minutes, Fiscal Council minutes, Notice to shareholders and Market announcement)